金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED
2004 DEC 15 P 3:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLD PEAK

December 10, 2004

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

04054094

EXEMPTION # 82-3604

Dear Sirs,

SUPPL

<u>Gold Peak Industries (Holdings) Limited</u>

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement of 2004/2005 Interim Results of GP Industries Limited and 2004 Nine-Month Results of CIH Limited	November 10, 2004
Unaudited Second Quarter and Half Year Report of GP Industries Limited for the six months ended September 30, 2004	November 10, 2004
Circular of Discloseable Transaction – Transactions Relating to Approximately 5.2% Interest in GP Industries Limited	November 10, 2004
AC1- Statement of Particulars of Subsidiaries	November 12, 2004
Announcement of 2004/2005 Unaudited Interim Results of the Company	November 15, 2004
2004/2005 Interim Report of the Company	November 15, 2004
Overseas Regulatory Announcement – Increase in Interest in an Associated Company of GP Industries Limited	November 16, 2004
SC1-Return of Allotments	December 6, 2004

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

Wong Man Kit
Deputy General Manager

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

40 GOLD PEAK 1964-2004

CR

公司註冊處
Companies Registry

附屬公司資料陳述書
Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

Exemption#82-3604

表格 Form AC1

RECEIVED
2004 DEC 15 P 3:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COPY

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	03	2004
日 DD	月 MM	年 YYYY

本陳述書包括 ________ 頁附表。

This Statement includes 5 **page(s) of Schedule.**

簽署 Signed :

姓名 Name : Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date : 12 / 11 / 2004
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name: Gold Peak Industries (Holdings) Limited

地址 Address: 8th Floor, Gold Peak Building,
30 Kwai Wing Road, Kwai Chung
N.T.

電話 Tel: 24271133 傳真 Fax: 24891879

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

收件日期 RECEIVED
12 -11- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
GP Industries Limited	Republic of Singapore	Ordinary	87%	
Celestion International Limited	United Kingdom	Ordinary		100%
Ditton Industries (UK) Limited	United Kingdom	Ordinary		100%
Dongguan Xuguang Electronics Co. Ltd.	PRC	Ordinary		100%
Famingo Pte Limited	Republic of Singapore	Ordinary		100%
Fancy Luck Investment Limited	Hong Kong	Ordinary		100%
Giant Fair Investment Limited	Hong Kong	Ordinary		100%
GP Acoustics GmbH	Germany	Ordinary		100%
GP Acoustics Limited	British Virgin Island	Ordinary		100%
GP Acoustics (HK) Limited	Hong Kong	Ordinary		100%
GP Acoustics (Singapore) Pte Limited	Republic of Singapore	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
GP Acoustics (UK) Limited	United Kingdom	Ordinary		100%
GP Audio International (Pte) Ltd.	Republic of Singapore	Ordinary		100%
GP Auto Cable (Huizhou) Ltd.	PRC	Ordinary		90%
GP Auto Parts Limited	Hong Kong	Ordinary		100%
GP Electronics (China) Limited	Hong Kong	Ordinary		100%
GP Electronics (HK) Limited	Hong Kong	Ordinary		100%
GP Electronics (Huizhou) Ltd	PRC	Ordinary		70%
GP Electronics (Huizhou) Co. Ltd.	PRC	Ordinary		89%
GP Precision Parts (Huizhou) Co., Ltd.	PRC	Ordinary		70%
GPE International Limited	Hong Kong	Ordinary		100%
GP Electronics (SZ) Limited	PRC	Ordinary		100%
Goldmax International Limited	Hong Kong	Ordinary		100%
Goldmax Interational (China) Ltd.	PRC	Ordinary		85%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Huizhou GP Wiring Technology Ltd.	PRC	Ordinary		80%
KEF Audio (UK) Limited	United Kingdom	Ordinary		100%
Key Win Industrial Limited	Hong Kong	Ordinary		100%
KH Manufacturing (UK) Limited	United Kingdom	Ordinary		100%
Nike Enterprises Limited	Hong Kong	Ordinary		100%
Povan International Limited	British Virgin Islands	Ordinary		100%
Pro Audio Times Theatre Limited	Hong Kong	Ordinary		100%
Smart Tech International Limited	Hong Kong	Ordinary		100%
Whitehill Industries Limited	Hong Kong	Ordinary		100%
Celestion (China) Limited	Hong Kong	Ordinary		100%
Ditton Asia Limited	Hong Kong	Ordinary		100%
Ever Fortune Limited	Cayman Islands	Ordinary		100%
Goldtek International Investment Limited	Hong Kong	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
GP Electronics (Holdings) Limited	Cayman Islands	Ordinary	100%	
Ditton International Limited	Hong Kong	Ordinary		100%
GPE Technology (B.C.) Inc.	Canada	Ordinary		100%
GPE Technology (Canada) Inc.	Canada	Ordinary		100%
Grand Prix Limited	Hong Kong	Ordinary		100%
Whitehill Investment Limited	Hong Kong	Ordinary	100%	
BMT International Trading Limited	Hong Kong	Ordinary	100%	
Bowden Holdings Limited	Bermuda	Ordinary	100%	
ee-distribute Limited	Hong Kong	Ordinary		100%
ee-trader Limited	Hong Kong	Ordinary		100%
ee-market Limited	Hong Kong	Ordinary		100%
Gold Peak Group Limited	Hong Kong	Ordinary		100%
GP eBiz Limited	Cayman Islands	Ordinary	100%	
GP EBiz Limited	Hong Kong	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
GP Intellectual Properties Corporation	British Virgin Islands	Ordinary	100%	
GP Technologies Limited	Hong Kong	Ordinary	100%	
HBS Marketing (Asia) Limited	Hong Kong	Ordinary	100%	
International Resolute Company Limited	Hong Kong	Ordinary	100%	
KH Technology Corporation	Cayman Islands	Ordinary	100%	
Makinen Properties Limited	British Virgin Islands	Ordinary	100%	
Peak Power Investment Limited	Hong Kong	Ordinary	100%	
Triwish Limited	British Virgin Islands	Ordinary		100%
Yukind Investment Limited	Hong Kong	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

Exemption#82-3604

SCMP
Nov 11, 04

RECEIVED
2004 DEC 15 P 3:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Announcement of 2004/2005 Interim Results of GP Industries Limited (For the six months ended September 30, 2004) and 2004 Nine-Month Results of CIH Limited (For the nine months ended September 30, 2004)

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries Limited for the six months ended September 30, 2004 and the unaudited consolidated results of CIH Limited for the nine months ended September 30, 2004. GP Industries' turnover increased by 44.6% to S$264.0 million and its net profits increased by 9.1% to S$24.5 million for the six months ended September 30, 2004. CIHL's turnover decreased by 28.0% to S$98.0 million and it recorded a loss of S$5.2 million for the nine months ended September 30, 2004.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries" and together with its subsidiaries, "GP Industries Group") for the six months ended September 30, 2004 and the unaudited consolidated results of CIH Limited ("CIHL", and together with its subsidiaries, "CIHL Group") for the nine months ended September 30, 2004. GP Industries and CIHL are subsidiaries of the Company and are listed on the Singapore Exchange Securities Trading Limited.

Unaudited Consolidated Results of GP Industries for the six months ended September 30, 2004

	2004/05		2003/04	
	S$'000	*HK$'000 (Note)*	*S$'000*	*HK$'000 (Note)*
Turnover	263,961	1,212,214	182,491	812,651
Cost of sales	(204,347)	(938,443)	(147,584)	(657,207)
Gross profit	59,614	273,771	34,907	155,444
Other operating income	11,812	54,245	2,472	11,008
Distribution costs	(28,318)	(130,048)	(12,307)	(54,804)
Administrative expenses	(29,688)	(136,339)	(16,958)	(75,515)
Exchange (loss) gain	(146)	(670)	152	677
Other operating expenses	(1,086)	(4,987)	(666)	(2,966)
Profit from operations	12,188	55,972	7,600	33,844
Finance costs	(4,732)	(21,731)	(3,203)	(14,263)
Share of results of associates	24,255	111,389	27,534	122,612
Exceptional items	-	-	(1,566)	(6,975)
Profit before taxation	31,711	145,629	30,365	135,218
Taxation	(6,746)	(30,980)	(7,326)	(32,623)
Profit after taxation	24,965	114,649	23,039	102,595
Minority interests	(436)	(2,002)	(564)	(2,512)
Net profit	24,529	112,647	22,475	100,083
	S cents	*HK cents*	*S cents*	*HK cents*
Earnings per share	5.37	24.66	5.00	22.27
Dividend per share				
Interim	2.50	11.48	2.30	10.24

Note: The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at average exchange rates for the respective periods.

REVIEW OF RESULTS

Sales for the six months ended September 30, 2004 ("H1") increased to S$264.0 million, which is 44.6% over the corresponding period last year. The Electronics Business reported a 12.9% sales growth. Consolidation of CIHL contributed S$58 million to the sales growth. Profit attributable to shareholders increased by 9.1% to S$24.5 million when compared to H1 last year.

Basic earnings per share for H1, based on the weighted average number of 456,920,177 shares in issue (2003: 449,733,736 shares), increased from 5.00 Singapore cents to 5.37 Singapore cents.

BUSINESS REVIEW

Electronics Business

The Electronics Business continued to perform well with sales growth of 10.7% in the second quarter ("Q2") and 12.9% in H1 over the corresponding periods last year. Sales of electronics products increased by about 25% in Q2 and by about 20% in H1, mainly from increased sales in professional and commercial electronics products. Profit contribution from components associated companies also grew by 80% in Q2 and 60% in H1. As a result, the operating profit before interest and taxation from electronics and components business increased by more than 100% for Q2 and 60% for H1.

Sales from wire harness business rose by about 10% in Q2 and by about 14% in H1 with steady profit contribution. While demand from automotive manufacturers in Japan remained steady, demand from customers in the United States registered strong growth. However, the financial austerity programme introduced by the Chinese government suppressed the demand for passenger vehicles and resulted in lower profit contribution from wire harness associated companies in China.

The cable business continued to perform well and sales increased by 28% in H1. Profit contribution also improved by 105% in H1 despite rising material costs.

Sales and profit contribution from the loudspeaker business continued to be steady. Sales of branded speakers increased by about 6% in H1.

Unaudited Consolidated Results of CIHL for the nine months ended September 30, 2004

	2004		2003	
	S$'000	*HK$'000 (Note)*	*S$'000*	*HK$'000 (Note)*
Turnover	97,953	447,753	136,106	605,998
Cost of sales	(67,008)	(306,300)	(92,261)	(410,783)
Gross profit	30,945	141,453	43,845	195,215
Other operating income	10,713	48,970	6,217	27,681
Distribution expenses	(20,229)	(92,469)	(24,748)	(110,188)
Administrative expenses	(16,628)	(76,008)	(18,280)	(81,390)
Exchange (loss) gain	(2,456)	(11,227)	1,131	5,036
Other operating expenses	(1,169)	(5,343)	(2,566)	(11,425)
Profit from operations	1,176	5,376	5,599	24,929
Finance costs	(3,472)	(15,871)	(5,218)	(23,233)
Share of results of associates	(1,418)	(6,482)	8,643	38,482
Exceptional items	-	-	(265)	(1,180)
(Loss)/Profit before taxation	(3,714)	(16,977)	8,759	38,998
Taxation	(958)	(4,379)	(5,511)	(24,537)
(Loss)/Profit after taxation	(4,672)	(21,356)	3,248	14,461
Minority interests	(537)	(2,455)	(1,019)	(4,537)
Net (loss)/profit	(5,209)	(23,811)	2,229	9,924
	S cents	*HK cents*	*S cents*	*HK cents*
(Loss)/Earnings per share	(4.21)	(19.24)	1.85	8.24

Note: The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

BUSINESS REVIEW

For the third quarter this year, the 50:50 joint venture company with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL"), recorded an increase in turnover by approximately 30% as compared with the corresponding quarter in 2003. The significant sales growth was due to favourable business sentiments resulting in increased building activities in Asia and the Middle East. However, as only 50% of the turnover of CAHL has been taken up by CIHL Group using its proportionate consolidation accounting policy, the reported turnover for this quarter decreased by 32.9% to S$34.7 million compared with that of the corresponding quarter in 2003.

Despite rising costs of raw materials, gross profit margin was maintained for the quarter as compared with the same quarter last year. An operating profit before the share of results of associated companies was achieved for the quarter which was attributable mainly to an unrealised exchange gain of approximately S$1.8 million recorded on receivables denominated in Australian dollars which strengthened against the Singapore dollar at the close of this quarter.

In China, the business sentiment during the period under review was

Electronics Business

The Electronics Business continued to perform well with sales growth of 10.7% in the second quarter ("Q2") and 12.9% in H1 over the corresponding periods last year. Sales of electronics products increased by about 25% in Q2 and by about 20% in H1, mainly from increased sales in professional and commercial electronics products. Profit contribution from components associated companies also grew by 80% in Q2 and 60% in H1. As a result, the operating profit before interest and taxation from electronics and components business increased by more than 100% for Q2 and 60% for H1.

Sales from wire harness business rose by about 10% in Q2 and by about 14% in H1 with steady profit contribution. While demand from automotive manufacturers in Japan remained steady, demand from customers in the United States registered strong growth. However, the financial austerity programme introduced by the Chinese government suppressed the demand for passenger vehicles and resulted in lower profit contribution from wire harness associated companies in China.

The cable business continued to perform well and sales increased by 28% in H1. Profit contribution also improved by 105% in H1 despite rising material costs.

Sales and profit contribution from the loudspeaker business continued to be steady. Sales of branded speakers increased by about 6% in H1.

CIHL

For the quarter ended September 30, 2004, the 50:50 joint venture company with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL"), recorded an increase in turnover by approximately 30% as compared with the corresponding quarter in 2003. The significant sales growth was due to favourable business sentiments resulting in increased building activities in Asia and the Middle East. However, as only 50% of the turnover of CAHL is proportionally consolidated, CIHL's reported turnover for this quarter decreased by 32.9% to S$34.7 million compared with that of the corresponding quarter in 2003.

Despite rising costs of raw materials, gross profit margin was maintained for the quarter as compared with the same quarter last year. An operating profit was achieved for the quarter which was attributable mainly to an unrealised exchange gain of approximately S$1.8 million recorded on receivables denominated in Australian dollars which strengthened against the Singapore dollar at the close of this quarter.

In China, the business sentiment during the period under review was relatively stable but competition remained very stiff. In Hong Kong, the improvement in sales continued due to the booming property market. Competition in the other Asian markets remained intense but the overall performance in these markets improved except that in Singapore.

In the light fittings business, the Pierlite brand was launched in Beijing and Guangzhou with positive response from the market. Aggressive recruitments have started with an aim to strengthen the sales and product development teams.

GP Batteries

Turnover for the quarter ended September 30, 2004 was S$220.8 million, an increase of 3.2% over the corresponding quarter last year. The consolidated net profit after taxation and minority interests for the second quarter was S$7.3 million, a decrease of 41.7%.

For the six months ended September 30, 2004, GP Batteries' turnover was S$440.3 million, an increase of 9.1% over the same period last year. The consolidated net profit after taxation and minority interests was S$20.0 million, representing a decrease of 16.6%.

Turnover increased mainly due to the continued increase in sales of Nickel Metal Hydride and Alkaline primary cylindrical batteries. This was however, negated by the drop in turnover of Nickel Cadmium batteries. Although total sales for Lithium Ion batteries rose, the market has become increasingly competitive since the beginning of Q2 due to surplus supply.

Gross profit margin decreased mainly because raw material costs, especially Nickel and Cobalt, continued to remain at high levels as compared to last year and exceptional expenses incurred in relation to the Cadmium issue in its two plants in Huizhou, China. GP Batteries has paid S$2.5 million during Q2 for compensation, medical and hospital expenses for those workers affected.

PROSPECTS

The outlook for the Electronics Business remains optimistic for the rest of the year. However, volatile commodity prices will continue to affect the profit margin of some of GP Industries Group's products. Recent increases on energy costs may affect the sustainability of the global economic recovery. The recent interest rate hike together with the financial austerity programme implemented by the Chinese Government will continue to have an impact on GP Industries Group's sales and profit contribution from the China market.

BUSINESS REVIEW

For the third quarter this year, the 50:50 joint venture company with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL"), recorded an increase in turnover by approximately 30% as compared with the corresponding quarter in 2003. The significant sales growth was due to favourable business sentiments resulting in increased building activities in Asia and the Middle East. However, as only 50% of the turnover of CAHL has been taken up by CIHL Group using its proportionate consolidation accounting policy, the reported turnover for this quarter decreased by 32.9% to S$34.7 million compared with that of the corresponding quarter in 2003.

Despite rising costs of raw materials, gross profit margin was maintained for the quarter as compared with the same quarter last year. An operating profit before the share of results of associated companies was achieved for the quarter which was attributable mainly to an unrealised exchange gain of approximately S$1.8 million recorded on receivables denominated in Australian dollars which strengthened against the Singapore dollar at the close of this quarter.

In China, the business sentiment during the period under review was relatively stable despite the austerity measures implemented by the Chinese government during the second quarter to cool the excessive investment in certain industries. However, competition remained very stiff. The improvement in effectiveness of CAHL's sales operations has resulted in encouraging sales growth of electrical wiring accessories, electronic and data-communications products. In Hong Kong, the improvement in sales continued due to booming property market.

Competition in the other Asian markets remained intense but the overall performances in these markets improved except that in Singapore.

In the Middle East, strong sales growth was achieved. The capacity in the new manufacturing facility in Sharjah set up in June 2004 has expanded with the installation and commissioning of new injection and extrusion equipment.

In the light fittings business, the Pierlite brand was launched in Beijing and Guangzhou with positive response from the market. Aggressive recruitments have started with an aim to strengthen the sales and product development teams.

In this quarter, there was a loss of S$0.6 million from share of results of associated companies compared to a profit of S$4.5 million in the corresponding quarter in 2003. This was mainly due to the disposal of CIHL Group's entire 52.4% interest and 39.8% interest in Gerard Industries Pty Ltd in Australia and Lovato SpA in Italy respectively at the end of last year. Consequently, the taxation charge for the quarter reported on was substantially lower.

PROSPECTS

The business environment in most of CIHL's markets will continue to improve but price competition in the building and construction industries is expected to remain keen. However, in China, the measures undertaken by the government to rein in an overheated economy have slowed down the growth of the building industry. This is expected to make the price competition even more severe.

CAHL will focus on productivity improvement to counter the rising raw material prices caused by the high oil prices. On the product side, the introduction of the new C-Concept range of wiring accessories in the fourth quarter to the Thailand, Taiwan and Philippines markets will provide a better momentum to the businesses.

CIHL Group will continue to invest and grow its light fittings business. The Pierlite and GP brands light fitting products will be promoted at roadshows in November 2004 in major cities in China including Tianjin, Shenyang, Shanghai, Hangzhou, Changsha and Xiamen.

In other corporate activities, CIHL Group will continue to rationalize its existing investments and explore new investment opportunities.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. Vincent Cheung Ting Kau as Non-Executive Director and Mr. John Lo Siew Kiong, Mr. Lui Ming Wah and Mr. Frank Chan Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, November 10, 2004

www.goldpeak.com

RECEIVED
2004 DEC 15 P 3:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GP INDUSTRIES
GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

Increase in interest in an associated company

The Board of Directors of GP Industries Limited (the "Company") wishes to announce that it has increased its interest in Changchun Furukawa GP Automobile Harness Co., Ltd. ("CCFGP") from 43.33% to 49.00%.

The increase in interest is the result of:

(i) increase in registered capital of CCFGP by JPY30 million from JPY270 million to JPY300 million; and
(ii) subscription by the Company of the newly increased registered capital of JPY30 million (approximately S$475,000) in cash.

CCFGP is incorporated in Jilin Province, China and is principally engaged in the manufacture of wire harness products.

The additional investment in CCFGP is funded with the Company's internal resources and is not expected to have any material impact on the consolidated net tangible assets and earnings per share of the Group for the financial year ending 31 March 2005.

None of the Directors or substantial shareholder of the Company has any interest, direct or indirect, in the increase in interest in CCFGP.

BY ORDER OF THE BOARD

Tan San-Ju
Company Secretary
16 November 2004

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	06	12	2004
至 To			

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HKD	312,500
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	593,750

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	272,630,033.50

(註 Note 3) **提交人的資料 Presentor's Reference**

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

電話 Tel: 2427 1133 傳真 Fax: 2401 0549

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

06/12/2004	GG585155
CR No. :	-054055-
Sh. Form :	SC1
08	$594.00
TOTAL(CSH)	$594.00

表格 Form **SC1**

公司編號 Company Number: 54055

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	625,000	0.50	1.45	Nil	0.95	593,750

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Nil						

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

表格
Form **SC1**

公司編號 **Company Number**

54055

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Ordinary	類別 Class
Ku Yuk Hing, Richard	Flat G, 9/F Begonia Mansion Taikoo Shing, Hong Kong	625,000	
	各類別股份分配的總數 Total Shares Allotted by Class	625,000	

簽署 Signed：[signature]

姓名 Name ： Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date： 6 / 12 / 2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

RECEIVED
2004 DEC 15 P 3:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLD PEAK

Exemption#82-3604

Hong Kong Economic Times Nov 16, 2004

2004/2005 Unaudited Interim Results Announcement
(For the six months ended September 30, 2004)

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2004. These results have been reviewed by the Company's audit committee.

HIGHLIGHTS

- Consolidated turnover grew by 32.8% to HK$1,080 million, mainly due to the good performance of the electronics business. Consolidation of sales of Lighthouse and CIHL, both of which became subsidiaries in April 2004, also contributed to the sales growth.
- Profit attributable to shareholders was HK$55.6 million, up 5.7%.
- Earnings per share increased from 9.8 Hong Kong cents to 10.2 Hong Kong cents, up 4%.
- Interim dividend per share: 4.0 Hong Kong cents (2003/04: 4.0 Hong Kong cents).

BUSINESS REVIEW

GP Industries – 87.2% owned by Gold Peak

1. **Electronics Business**
   - The electronics business continued to perform well with sales growth of 12.9% over the corresponding period last year due to the increase in sales of both the professional and commercial electronic products. Profit contribution from components associated companies also continued to grow strongly due to the robust economy in China. As a result, profit from the electronics and components business increased by more than 60% in the period.
   - Sales of automotive wire harness rose by about 14% and profit contribution remained steady. Exports to Japan were stable while demand from customers in the US registered strong growth. However, the financial austerity program recently introduced by the Chinese government has suppressed demand for passenger vehicles, resulting in decreased profit contribution from wire harness associated companies in China.
   - The cable business continued to perform well with profit contribution improved despite rising material costs.
   - The loudspeaker business performed steadily of which sales of branded loudspeakers increased by about 6%.
2. **CIH Limited** – 65.1% owned by GP Industries
   - During the period, GP Industries increased its stake in CIHL from 49.3% as at March 31, 2004 to 65.1% through purchases of additional shares in the open market, making it a subsidiary of the Group.
   - Although competition remained intense, performance in most markets improved. Despite rising costs of raw materials, gross profit margin was maintained.
   - In the quarter ended September 30, 2004, turnover of the 50:50 joint-venture with Schneider Electric SA for the electrical wiring devices and installation systems business achieved significant sales growth due to favorable business sentiments resulted from increased building activities in most of its markets in Asia and the Middle East. In China, the business sentiment was relatively stable but market conditions remained highly competitive.
   - The light fittings business continued to grow. Efforts have been concentrated in promoting the Pierlite and GP brands, and in strengthening the sales and product development teams.
3. **GP Batteries** – 49.1% owned by GP Industries
   - GP Batteries' sales grew by 9.1%, but consolidated net profit after taxation and minority interests decreased by 16.6%.
   - Sales increased mainly due to the continued increase in sales of Nickel Metal Hydride and Alkaline primary cylindrical batteries. Although total sales of Lithium Ion batteries rose, market has become increasingly competitive since the middle of the year due to over supply situation.
   - Net profit decreased mainly due to rising material costs, especially Nickel and Cobalt, and exceptional expenses incurred in relation to the Cadmium issue in the two plants in Huizhou, China. To cope with rising material prices, the division exercised tighter cost control on overheads and expenses, resulted in a lower drop in profits.
   - The 75% owned Zhongyin Ningbo Battery, making Alkaline primary cylindrical batteries in China, continued to perform strongly.

Technology & Strategic Division

Lighthouse Technologies Limited whose main business is the development and selling of LED display screens became a subsidiary of the Group in April 2004 as a result of GP Industries' acquisition of CIHL shares to above 50% in April 2004. Lighthouse is 46.6% and 29.6% owned by the Company and CIHL respectively. Lighthouse continued to experience severe competition particularly in the U.S. market and incurred more expenses on streamlining its operations and developing new products to improve competitiveness.

FINANCIAL REVIEW

During the period, the Group's net bank borrowings increased by HK$308 million to HK$2,148 million mainly due to GP Industries' acquisitions of additional shares in CIHL and consolidation of Lighthouse's bank borrowings. As at September 30, 2004, the aggregate of the Group's shareholders' fund and minority interests was HK$2,142 million. The Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1, as compared with 1.19 as at March 31, 2004. The gearing ratios of the Company, GP Industries and GP Batteries were 0.86 (March 31, 2004: 0.89), 0.45 (March 31, 2004: 0.48) and 0.91 (March 31, 2004: 0.75) respectively. CIHL maintained a net cash position as at September 30, 2004 and December 31, 2003 respectively.

The Group continued to manage foreign exchange and interest rate risks prudently. Forward contracts, borrowings in local currencies and local sourcing have been arranged to match monetary assets with monetary liabilities in order to minimize foreign exchange risk. At September 30, 2004, 37% (March 31, 2004: 45%) of the Group's bank borrowings was revolving or repayable within one year whereas 63% (March 31, 2004: 55%) was mostly repayable between one to five years. Most of these bank borrowings were based on floating interest rates. Approximately 15%, 34% and 45% of the Group's bank borrowings were in US dollars, Singapore dollars and Hong Kong dollars respectively.

EMPLOYEES AND REMUNERATION POLICIES

As at September 30, 2004, the Group's major business divisions employed over 18,000 people worldwide (March 31, 2004: 18,000). Remuneration policies are reviewed regularly and maintained at a competitive level with the market in the respective countries. In addition to basic salary, bonuses and share options may also be granted to eligible employees which are at the discretion of the boards and based on the performance of the individual employees as well as the Group.

PROSPECTS

The Group's major business divisions are expected to face volatile market conditions and keen competition due to fluctuating commodity prices, rising interest rates as well as the austerity measures implemented in China.

For the six months ended September 30, 2003

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	252	812,651	–	–	–	812,903
Inter-segment sales	8	–	–	–	(8)	0
	260	812,651	–	–	(8)	812,903

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Results						
Segmental results	3,575	28,823	–	–	–	32,398
Unallocated corporate expenses						(20,073)
Other corporate income						10,969
Profit from operations						23,294
Net investment gain						185
Finance costs						
– Segment	(197)	(16,074)	–	–	–	(16,271)
– Corporate						(19,441)
Share of results of associates	(616)	51,320	62,282	8,755	–	121,741
Amortization of goodwill on acquisition of associates						(3,570)
Amortization of negative goodwill on acquisition of an associate						768
Loss on deemed partial disposal of subsidiaries						(4,266)
Loss on deemed partial disposal of associates						(207)
Profit before taxation						102,233
Taxation						(33,044)
Profit before minority interests						69,189
Minority interests						(16,628)
Net profit for the period						52,561

(b) *Geographical segments*

The following is an analysis of the turnover and profit before taxation by geographical market:

	Turnover 2004 HK$'000	Turnover 2003 HK$'000	Profit before taxation 2004 HK$'000	Profit before taxation 2003 HK$'000
	For the six months ended September 30,			
The People's Republic of China				
Hong Kong	52,509	38,089	23,348	11,949
Mainland China	103,924	65,541	12,467	10,265
Other Asian countries	361,436	311,426	18,258	17,346
Europe	264,278	177,530	10,344	15,166
North and South America	234,859	184,592	26,129	14,787
Australia and New Zealand	49,904	32,915	1,424	22,333
Others	12,760	2,810	7,433	10,387
	1,079,670	812,903	99,403	102,233

3. **Other operating expenses**

	For the six months ended September 30, 2004 HK$'000	2003 HK$'000
Amortization of goodwill of subsidiaries/business	1,112	554
Expenses incurred for closure of factories in U.K. and China	–	7,572
	1,112	8,126

4. **Profit from operations**

	For the six months ended September 30, 2004 HK$'000	2003 HK$'000
Profit from operations has been arrived at after charging:		
Amortization of deferred expenditure	3,242	–
Amortization of trademarks	2,091	2,091
Depreciation and amortisation of property, plant and equipment		
Owned assets	30,994	20,552
Assets held under finance leases	595	500

5. **Net investment gain**

	For the six months ended September 30, 2004 HK$'000	2003 HK$'000

these bank borrowings were based on floating interest rates. Approximately [illegible], 34% and [illegible] of the Group's bank borrowings were in US dollars, Singapore dollars and Hong Kong dollars respectively.

EMPLOYEES AND REMUNERATION POLICIES

As at September 30, 2004, the Group's major business divisions employed over 18,000 people worldwide (March 31, 2004: 18,000). Remuneration policies are reviewed regularly and maintained at a competitive level with the market in the respective countries. In addition to basic salary, bonuses and share options may also be granted to eligible employees which are at the discretion of the boards and based on the performance of the individual employees as well as the Group.

PROSPECTS

The Group's major business divisions are expected to face volatile market conditions and keen competition due to fluctuating commodity prices, rising interest rates as well as the austerity measures implemented in China.

Sales of GP Batteries are expected to remain steady but operating conditions will be difficult as material prices are expected to stay high. It will continue to exercise tight cost control to maintain competitiveness.

The business environment in most of CIHL's markets will continue to improve. CIHL will continue to invest and grow its light fittings business. Barring unforeseen circumstances, outlook for the Group's electronics business remains positive for the rest of the financial year.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	For the six months ended September 30, 2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Turnover	2	1,079,670	812,903
Cost of sales		(864,719)	(655,270)
Gross profit		214,951	157,633
Other income		61,338	25,429
Distribution costs		(93,775)	(60,332)
Administrative expenses		(148,488)	(91,310)
Other operating expenses	3	(1,112)	(8,126)
Profit from operations	4	32,914	23,294
Net investment gain	5	873	185
Finance costs		(37,075)	(35,712)
Share of results of associates and a jointly controlled entity		107,577	121,741
Amortization of goodwill on acquisition of associates		(2,114)	(3,570)
Amortization of negative goodwill on acquisition of an associate		518	768
Loss on disposal/deemed partial disposal of subsidiaries		(3,290)	(4,266)
Loss on deemed partial disposal of associates		-	(207)
Profit before taxation		99,403	102,233
Taxation	6	(31,804)	(33,044)
Profit before minority interests		67,599	69,189
Minority interests		(12,023)	(16,628)
Net profit for the period		55,576	52,561
Interim dividend		21,785	21,644
Earnings per share	7		
Basic		10.2 cents	9.8 cents
Diluted		9.0 cents	8.7 cents

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

1. **Basis of preparation**

The unaudited interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Statement of Standard Accounting Practice (SSAP) 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The accounting policies adopted are consistent with those followed in the Company's annual financial statements for the year ended March 31, 2004.

2. **Segment information**

The analysis of the Group's segment information is as follows:

(a) *Business segments*

The following is an analysis of the turnover and profit before taxation by principal activity:

For the six months ended September 30, 2004

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	122,674	946,204	-	10,792	-	1,079,670
Inter-segment sales	-	3,550	-	-	(3,550)	0
	122,674	949,754	-	10,792	(3,550)	1,079,670

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Results						
Segmental results	(2,449)	46,993	-	8,852	-	53,396
Unallocated corporate expenses						(28,652)
Other corporate income						8,170
Profit from operations						32,914
Net investment gain						873
Finance costs						
– Segment	(1,778)	(15,380)	-	(6,150)	-	(23,308)
– Corporate						(13,767)
Share of results of associates and a jointly controlled entity	(5,584)	66,930	54,646	(8,415)	-	107,577
Amortization of goodwill on acquisition of associates						(2,114)
Amortization of negative goodwill on acquisition of an associate						518
Loss on disposal/deemed partial disposal of subsidiaries						(3,290)
Profit before taxation						99,403
Taxation						(31,804)
Profit before minority interests						67,599
Minority interests						(12,023)
Net profit for the period						55,576

Profit from operations has been arrived at after charging:

	2004 HK$'000	2003 HK$'000
Amortization of deferred expenditure	3,242	-
Amortization of trademarks	2,091	2,091
Depreciation and amortisation of property, plant and equipment		
Owned assets	30,994	20,552
Assets held under finance leases	595	500

5. **Net investment gain**

	For the six months ended September 30, 2004 HK$'000	2003 HK$'000
Realized gain on disposal of an investment	879	-
Net unrealized holding (loss) gain on other investments	(6)	185
	873	185

6. **Taxation**

	For the six months ended September 30, 2004 HK$'000	2003 HK$'000
The Company and its subsidiaries:		
Hong Kong Profits Tax	6,022	5,686
Taxation in jurisdictions other than Hong Kong	6,963	5,739
Deferred taxation	(226)	223
	12,759	11,648
Share of taxation of associates and a jointly controlled entity:		
Hong Kong Profits Tax	3,741	1,509
Taxation in jurisdictions other than Hong Kong	15,304	19,887
	19,045	21,396
	31,804	33,044

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the period.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

7. **Earnings per share**

The calculation of the basic and diluted earnings per share is computed based on the following data:

	For the six months ended September 30, 2004 HK$'000	2003 HK$'000
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	55,576	52,561
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	(1,705)	(1,841)
Adjustment resulting from the assumed conversion of the convertible note	(4,529)	(3,759)
Earnings for the purpose of diluted earnings per share	49,342	46,961
	'000	'000
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	543,414	534,491
Effect of dilutive potential shares on share options	7,462	5,476
Weighted average number of shares for the purpose of diluted earnings per share	550,876	539,967

The computation of diluted earnings per share assumes the conversion of the convertible note into the shares of GP Industries Limited.

SUMMARY OF RESULTS

For the six months ended September 30, 2004, the Group's turnover amounted to HK$1,079.7 million, an increase of 32.8 per cent as compared with HK$812.9 million for the same period of last year. The unaudited consolidated profit attributable to shareholders amounted to HK$55.6 million, an increase of 5.7 per cent compared to corresponding period in the previous year. The basic earnings per share for the period amounted to 10.2 cents as compared with 9.8 cents for the same period last year.

INTERIM DIVIDEND

The Directors have declared an interim dividend of 4.0 cents (2003: 4.0 cents) per share. This amounts to a total dividend payment of approximately HK$21,785,000 (2003: HK$21,644,000) based on the total number of shares in issue as at November 12, 2004, being the latest practicable date prior to the announcement of the interim results. Dividend warrants will be despatched on December 17, 2004 to registered shareholders of the Company on December 10, 2004.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from December 7, 2004 to December 10, 2004, both days inclusive, during which period no transfer will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on December 6, 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the period.

PUBLICATION OF DETAILED INTERIM RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed interim results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Exchange's website (http://www.hkex.com.hk) in due course.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing (*Chairman & Chief Executive*), Mr. Andrew Ng Sung On (*Vice Chairman*), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. Vincent Cheung Ting Kau as Non-Executive Director and Mr. John Lo Siew Kiong, Mr. Lui Ming Wah and Mr. Frank Chan Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, November 15, 2004
www.goldpeak.com

Board of Directors of GP Industries Limited is pleased to announce the unaudited consolidated results ne Group for the second quarter ("Q2") and half year ("H1") ended 30 September 2004 as set out below:

	Q2 ended 30.9.04	Q2 ended 30.9.03	Change	H1 ended 30.9.04	H1 ended 30.9.03	Change
	S$'000	S$'000	%	S$'000	S$'000	%
Revenue	**142,745**	97,649	46.2	**263,961**	182,491	44.6
Cost of sales	**(108,948)**	(78,408)	39.0	**(204,347)**	(147,584)	38.5
Gross profit	**33,797**	19,241	75.7	**59,614**	34,907	70.8
Other operating income	**7,013**	1,906	267.9	**11,812**	2,472	377.8
Distribution costs	**(15,679)**	(5,786)	171.0	**(28,318)**	(12,307)	130.1
Administrative expenses	**(16,048)**	(8,639)	85.8	**(29,688)**	(16,958)	75.1
Exchange gain (loss)	**1,728**	228	657.9	**(146)**	152	n/m
Other operating expenses	**(873)**	(382)	128.5	**(1,086)**	(666)	63.1
Profit from operations	**9,938**	6,568	51.3	**12,188**	7,600	60.4
Finance costs	**(2,605)**	(1,522)	71.2	**(4,732)**	(3,203)	47.7
Profit before exceptional items	**7,333**	5,046	45.3	**7,456**	4,397	69.6
Exceptional items	**-**	(1,324)	(100.0)	**-**	(1,566)	(100.0)
Profit before share of results of associates	**7,333**	3,722	97.0	**7,456**	2,831	163.4
Share of results of associates	**10,638**	13,945	(23.7)	**24,255**	27,534	(11.9)
Profit before taxation	**17,971**	17,667	1.7	**31,711**	30,365	4.4
Income tax expense	**(3,555)**	(4,005)	(11.2)	**(6,746)**	(7,326)	(7.9)
Profit after taxation	**14,416**	13,662	5.5	**24,965**	23,039	8.4
Minority interests	**(204)**	(504)	(59.5)	**(436)**	(564)	(22.7)
Profit attributable to shareholders	**14,212**	13,158	8.0	**24,529**	22,475	9.1

n/m – Not meaningful

	Singapore cents	Singapore cents
Earnings per ordinary share of S$0.20 each:		
- Basic	**5.37**	5.00
- Diluted	**5.33**	4.96
Interim tax-exempt dividend per ordinary share of S$0.20 each:	**2.50**	2.30

4. BUSINESS REVIEW

Review of results

Second quarter ended 30 September ("Q2")

The Group achieved satisfactory results for Q2 ended 30 September 2004. Sales increased by 46.2% over the corresponding period last year to S$142.7 million. The sales increase was due to a 10.7% sales increase from the Electronics Business and consolidation of S$35 million sales from CIH Limited ("CIHL"), which became a subsidiary of the Group in April 2004. Profit attributable to shareholders increased to S$14.2 million, representing a 8.0% increase compared to Q2 last year.

Six months ended 30 September ("H1")

Sales for H1 increased to S$264.0 million, which is 44.6% over the corresponding period last year. The Electronics Business reported a 12.9% sales growth. Consolidation of CIHL contributed S$58 million to the sales growth. Profit attributable to shareholders increased by 9.1% to S$24.5 million when compared to H1 last year.

Basic earnings per share for H1, based on the weighted average number of 456,920,177 shares in issue (2003: 449,733,736 shares), increased from 5.00 Singapore cents to 5.37 Singapore cents.

Business Review

Electronics Business:

The Electronics Business continued to perform well with sales growth of 10.7% in Q2 and 12.9% in H1 over the corresponding periods last year. Sales of electronics products increased by about 25% in Q2 and by about 20% in H1, mainly from increased sales in professional and commercial electronics products. Profit contribution from components associated companies also grew by 80% in Q2 and 60% in H1. As a result, the operating profit before interest and taxation from electronics and components business increased by more than 100% for Q2 and 60% for H1.

Sales from wire harness business rose by about 10% in Q2 and by about 14% in H1 with steady profit contribution. While demand from automotive manufacturers in Japan remained steady, demand from customers in the United States registered strong growth. However, the financial austerity programme introduced by the Chinese government suppressed the demand for passenger vehicles and resulted in lower profit contribution from wire harness associated companies in China.

The cable business continued to perform well and sales increased by 28% in H1. Profit contribution also improved by 105% in H1 despite rising material costs.

Sales and profit contribution from the loudspeaker business continued to be steady. Sales of branded speakers increased by about 6% in H1.

CIHL:

For the quarter ended 30 September 2004, the 50:50 joint venture company with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL"), recorded an increase in turnover by approximately 30% as compared with the corresponding quarter in 2003. The significant sales growth was due to favourable business sentiments resulting in increased building activities in Asia and the Middle East. However, as only 50% of the turnover of CAHL is proportionally consolidated, CIHL's reported turnover this quarter decreased by 32.9% to S$34.7 million compared with that of the corresponding quarter in 2003.

Despite rising costs of raw materials, gross profit margin was maintained for the quarter as compared with the same quarter last year. An operating profit was achieved for the quarter attributable mainly to unrealised exchange gain of approximately S$1.8 million recorded on receivables denominated in Australian dollars which strengthened against the Singapore dollar at the close of this quarter.

In China, the business sentiment during the period under review was relatively stable but competition remained very stiff. In Hong Kong, the improvement in sales continued due to the booming property market. Competition in the other Asian markets remained intense but the overall performance in these markets improved except that in Singapore.

In the light fittings business, the Pierlite brand was launched in Beijing and Guangzhou with positive response from the market. Aggressive recruitments have started with an aim to strengthen the sales and product development teams.

GP Batteries International Limited ("GP Batteries"):

Turnover for the quarter ended 30 September 2004 was S$220.8 million, an increase of 3.2% over the corresponding quarter last year. The consolidated net profit after taxation and minority interests for the second quarter was S$7.3 million, a decrease of 41.7%.

For the six months ended 30 September 2004, GP Batteries' turnover was S$440.3 million, an increase of 9.1% over the same period last year. The consolidated net profit after taxation and minority interests was S$20.0 million, representing a decrease of 16.6%.

Turnover increased mainly due to the continued increase in sales of Nickel Metal Hydride and Alkaline primary cylindrical batteries. This was however, negated by the drop in turnover of Nickel Cadmium batteries. Although total sales for Lithium Ion batteries rose, the market has become increasingly competitive since the beginning of Q2 due to surplus supply.

Gross profit margin decreased mainly due to raw material costs, especially Nickel and Cobalt, continued to remain at high levels as compared to last year and exceptional expenses incurred in relation to the Cadmium issue in its two plants in Huizhou, China. GP Batteries has paid S$2.5 million during Q2 for compensation, medical and hospital expenses for those workers affected.

5. OUTLOOK

The outlook for the Electronics Business remains optimistic for the rest of the year. However, volatile commodity prices will continue to affect the profit margin of some of the Group's products. Recent increases on energy costs may affect the sustainability of the global economic recovery. The recent interest rate hike together with the financial austerity programme implemented by the Chinese Government will continue to have an impact on the Group's sales and profit contribution from the China market.

6. INTERIM DIVIDEND, PAYMENT AND BOOK CLOSURE DATES

The Directors are pleased to recommend a tax-exempt dividend of 12.5% or 2.5 Singapore cents per share amounting to approximately S$11.5 million (2003: 11.5% or 2.3 Singapore cents per share amounting to approximately S$10.4 million) for its financial year ending 31 March 2005. The dividend will be paid in cash on 13 December 2004.

The transfer books and register of members of the Company will be closed on 2 December 2004 for the preparation of dividend warrants. Registrable transfers received by the Company's Registrar, LIM ASSOCIATES (PTE) LTD of 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 pm on 1 December 2004 will be registered before entitlements to the dividend are determined.

By Order of the Board

Victor Lo Chung Wing
Chairman
Singapore, 10 November 2004

GP Industries Limited
1 Temasek Avenue, #18-02 Millenia Tower,
Singapore 039192
Tel: (65) 6395 0850 Fax: (65) 6395 0860
E-mail: gpind@gp-industries.com
Website: www.gp-industries.com

Member
Gold Peak Group

Exemption#82-3

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapor
Co. Reg. No. 199502128C

RECEIVED
2004 DEC 15 P 3:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UNAUDITED SECOND QUARTER A
HALF YEAR REPORT
(for the six months ended 30 September 20

Gold Peak Industries (Holdings) Limited

金山工業(集團)有限公司

GOLD PEAK

RECEIVED

Interim Report 2004/05

40 GOLD PEAK 1964-2004

Corporate Information

BOARD OF DIRECTORS	**Executive**
	Victor LO Chung Wing, *Chairman & Chief Executive*
	Andrew NG Sung On, *Vice Chairman*
	Kevin LO Chung Ping
	Paul LO Chung Wai
	LEUNG Pak Chuen
	Richard KU Yuk Hing
	Andrew CHUANG Siu Leung
	CHAU Kwok Wai
	Raymond WONG Wai Kan
	Non-Executive
	Vincent CHEUNG Ting Kau
	LUI Ming Wah*
	John LO Siew Kiong*
	Frank CHAN Chi Chung*
	* *Independent Non-Executive Director*
AUDIT COMMITTEE	John LO Siew Kiong, *Chairman*
	Vincent CHEUNG Ting Kau
	LUI Ming Wah
	Frank CHAN Chi Chung
AUDITORS	Deloitte Touche Tohmatsu
SECRETARY AND REGISTERED OFFICE	WONG Man Kit
	Gold Peak Building, 8th Floor, 30 Kwai Wing Road
	Kwai Chung, New Territories, Hong Kong
	Tel: (852) 2427 1133
	Fax: (852) 2489 1879
	E-mail: gp@goldpeak.com
	Website: www.goldpeak.com
SHARE REGISTRARS AND TRANSFER OFFICE	Abacus Share Registrars Limited
	G/F, Bank of East Asia Harbour View Centre,
	56 Gloucester Road, Wanchai, Hong Kong
ADR DEPOSITARY	The Bank of New York
	101 Barclay Street, 22nd Floor
	New York, NY10286, USA

KEY DATES

Closure of Register:	December 7 to December 10, 2004
Interim Dividend:	Payable on December 17, 2004

商界展關懷 caringcompany 2002-04

Group Structure



Gold Peak Industries (Holdings) Limited
Hong Kong-listed
GP Industries Limited
Singapore-listed
87.2%*
Technology & Strategic Division
Electronics Business
Electronics & components
Wire harness & cables
Acoustics
CIH Limited
Electrical installation products
Light fittings
LED superscreens #
Other electronic & electrical products
Singapore-listed
65.1%*
GP Batteries International Limited
Rechargeable batteries
Primary batteries
Singapore-listed
49.1%*
Lighthouse Technologies Limited #
(46.6%)
LED superscreens
International Resolute Company Limited ##
(100%)
Distribution Business

* *Percentages stated denotes respective shareholding held by Gold Peak or GP Industries as at November 12, 2004*

\# *CIH Limited also holds a 29.6% interest in Lighthouse*

\## *Holding an industrial building for own use*

Group Profile

Gold Peak Group is an Asian multinational group which owns a diversified portfolio of high-quality industrial investments via its major industrial investment vehicle, GP Industries Limited. Its Technology and Strategic Division is engaged in the development of new product technologies and strategic investments. In the industrial sector, the Group has established a leadership position in Asia for most of its product categories including **GP Batteries** and **CLIPSAL** electrical installation products.

The parent company, Gold Peak Industries (Holdings) Limited [SEHK Stock Code: 40], was established in 1964 and has been listed on the Stock Exchange of Hong Kong since 1984.

Currently, Gold Peak holds an 87.2%* interest in GP Industries while GP Industries holds a 65.1%* interest in CIH Limited and a 49.1%* interest in GP Batteries International Limited. GP Industries, CIH and GP Batteries are publicly listed in Singapore.

In addition to its investments in CIH and GP Batteries, GP Industries is also engaged in the development, manufacture and distribution of electronics and components, wire harness and cables as well as loudspeakers.

Gold Peak Group has manufacturing, research and development, marketing and distribution operations in more than ten countries around the world. Including all business divisions, the Group currently employs over 18,000 people worldwide.

* *As at November 12, 2004*

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2004. These results have been reviewed by the Company's audit committee.

Highlights

- Consolidated turnover grew by 32.8% to HK$1,080 million, mainly due to the good performance of the electronics business. Consolidation of sales of Lighthouse and CIHL, both of which became subsidiaries in April 2004, also contributed to the sales growth.
- Profit attributable to shareholders was HK$55.6 million, up 5.7%
- Earnings per share increased from 9.8 Hong Kong cents to 10.2 Hong Kong cents, up 4%
- Interim dividend per share: 4.0 Hong Kong cents (2003/04: 4.0 Hong Kong cents)

Business Review

GP Industries – 87.2% owned by Gold Peak

1. Electronics Business

- The electronics business continued to perform well with sales growth of 12.9% over the corresponding period last year due to the increase in sales of both the professional and commercial electronic products. Profit contribution from components associated companies also continued to grow strongly due to the robust economy in China. As a result, profit from the electronics and components business increased by more than 60% in the period.
- Sales of automotive wire harness rose by about 14% and profit contribution remained steady. Exports to Japan were stable while demand from customers in the US registered strong growth. However, the financial austerity program recently introduced by the Chinese government has suppressed demand for passenger vehicles, resulting in decreased profit contribution from wire harness associated companies in China.
- The cable business continued to perform well with profit contribution improved despite rising material costs.
- The loudspeaker business performed steadily of which sales of branded loudspeakers increased by about 6%.

2. *CIH Limited – 65.1% owned by GP Industries*

- During the period, GP Industries increased its stake in CIHL from 49.3% as at March 31, 2004 to 65.1% through purchases of additional shares in the open market, making it a subsidiary of the Group.

- Although competition remained intense, performance in most markets improved. Despite rising costs of raw materials, gross profit margin was maintained.

- In the quarter ended September 30, 2004, turnover of the 50:50 joint-venture with Schneider Electric SA for the electrical wiring devices and installation systems business achieved significant sales growth due to favorable business sentiments resulted from increased building activities in most of its markets in Asia and the Middle East. In China, the business sentiment was relatively stable but market conditions remained highly competitive.

- The light fittings business continued to grow. Efforts have been concentrated in promoting the Pierlite and GP brands, and in strengthening the sales and product development teams.

3. *GP Batteries – 49.1% owned by GP Industries*

- GP Batteries' sales grew by 9.1%, but consolidated net profit after taxation and minority interests decreased by 16.6%.

- Sales increased mainly due to the continued increase in sales of Nickel Metal Hydride and Alkaline primary cylindrical batteries. Although total sales of Lithium Ion batteries rose, market has become increasingly competitive since the middle of the year due to over supply situation.

- Net profit decreased mainly due to rising material costs, especially Nickel and Cobalt, and exceptional expenses incurred in relation to the Cadmium issue in the two plants in Huizhou, China. To cope with rising material prices, the division exercised tighter cost control on overheads and expenses, resulted in a lower drop in profits.

- The 75% owned Zhongyin Ningbo Battery, making Alkaline primary cylindrical batteries in China, continued to perform strongly.

Technology & Strategic Division

Lighthouse Technologies Limited whose main business is the development and selling of LED display screens became a subsidiary of the Group in April 2004 as a result of GP Industries' acquisition of CIHL shares to above 50% in April 2004. Lighthouse is 46.6% and 29.6% owned by the Company and CIHL respectively. Lighthouse continued to experience severe competition particularly in the U.S. market and incurred more expenses on streamlining its operations and developing new products to improve competitiveness.

Financial Review

During the period, the Group's net bank borrowings increased by HK$308 million to HK$2,148 million mainly due to GP Industries' acquisitions of additional shares in CIHL and consolidation of Lighthouse's bank borrowings. As at September 30, 2004, the aggregate of the Group's shareholders' fund and minority interests was HK$2,142 million. The Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1, as compared with 1.19 as at March 31, 2004. The gearing ratios of the Company, GP Industries and GP Batteries were 0.86 (March 31, 2004: 0.89), 0.45 (March 31, 2004: 0.48) and 0.91 (March 31, 2004: 0.75) respectively. CIHL maintained a net cash position as at September 30, 2004 and December 31, 2003 respectively.

The Group continued to manage foreign exchange and interest rate risks prudently. Forward contracts, borrowings in local currencies and local sourcing have been arranged to match monetary assets with monetary liabilities in order to minimize foreign exchange risk. At September 30, 2004, 37% (March 31, 2004: 45%) of the Group's bank borrowings was revolving or repayable within one year whereas 63% (March 31, 2004: 55%) was mostly repayable between one to five years. Most of these bank borrowings were based on floating interest rates. Approximately 15%, 34% and 45% of the Group's bank borrowings were in US dollars, Singapore dollars and Hong Kong dollars respectively.

Employees and Remuneration Policies

As at September 30, 2004, the Group's major business divisions employed over 18,000 people worldwide (March 31, 2004: 18,000). Remuneration policies are reviewed regularly and maintained at a competitive level with the market in the respective countries. In addition to basic salary, bonuses and share options may also be granted to eligible employees which are at the discretion of the boards and based on the performance of the individual employees as well as the Group.

Prospects

The Group's major business divisions are expected to face volatile market conditions and keen competition due to fluctuating commodity prices, rising interest rates as well as the austerity measures implemented in China.

Sales of GP Batteries are expected to remain steady but operating conditions will be difficult as material prices are expected to stay high. It will continue to exercise tight cost control to maintain competitiveness.

The business environment in most of CIHL's markets will continue to improve. CIHL will continue to invest and grow its light fittings business. Barring unforeseen circumstances, outlook for the Group's electronics business remains positive for the rest of the financial year.

Condensed Consolidated Income Statement

For the six months ended September 30

	Notes	2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Turnover	2	**1,079,670**	812,903
Cost of sales		**(864,719)**	(655,270)
Gross profit		**214,951**	157,633
Other income		**61,338**	25,429
Distribution costs		**(93,775)**	(60,332)
Administrative expenses		**(148,488)**	(91,310)
Other operating expenses	3	**(1,112)**	(8,126)
Profit from operations	4	**32,914**	23,294
Net investment gain	5	**873**	185
Finance costs		**(37,075)**	(35,712)
Share of results of associates and a jointly controlled entity		**107,577**	121,741
Amortization of goodwill on acquisition of associates		**(2,114)**	(3,570)
Amortization of negative goodwill on acquisition of an associate		**518**	768
Loss on disposal/deemed partial disposal of subsidiaries		**(3,290)**	(4,266)
Loss on deemed partial disposal of associates		**–**	(207)
Profit before taxation		**99,403**	102,233
Taxation	6	**(31,804)**	(33,044)
Profit before minority interests		**67,599**	69,189
Minority interests		**(12,023)**	(16,628)
Net profit for the period		**55,576**	52,561
Interim dividend		**21,785**	21,644
Earnings per share	7		
Basic		**10.2 cents**	9.8 cents
Diluted		**9.0 cents**	8.7 cents

Condensed Consolidated Balance Sheet

	Notes	September 30, 2004 (Unaudited) HK$'000	March 31, 2004 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		**96,549**	138,980
Property, plant and equipment	8	**405,845**	318,433
Interests in associates and a jointly controlled entity		**1,735,853**	2,194,249
Trademarks		**54,376**	56,466
Investments in securities		**707,391**	143,808
Long-term receivable		**339,451**	–
Advances to trade associates		**97,000**	97,000
Deferred tax assets		**33,974**	–
Deferred expenditure		**15,855**	–
Goodwill		**52,167**	7,425
		3,538,461	2,956,361
Current assets			
Inventories		**445,726**	280,923
Debtors, bills receivable and prepayments	9	**1,157,114**	562,332
Investments in securities		**148,632**	149,786
Dividends receivable		**19,668**	22,583
Taxation recoverable		**2,162**	960
Bank balances, deposits and cash		**535,301**	259,319
		2,308,603	1,275,903
Current liabilities			
Creditors and accrued charges	10	**887,332**	472,505
Obligations under finance leases		**3,809**	2,742
Taxation payable		**22,986**	11,290
Bank loans, overdrafts and import loans		**978,518**	949,378
		1,892,645	1,435,915
Net current assets (liabilities)		**415,958**	(160,012)
Total assets less current liabilities		**3,954,419**	2,796,349
Minority interests		**868,804**	272,836
Non-current liabilities			
Borrowings		**1,701,102**	1,147,243
Convertible note		**89,818**	88,507
Deferred taxation		**21,432**	9,376
		1,812,352	1,245,126
Net assets		**1,273,263**	1,278,387
CAPITAL AND RESERVES			
Share capital		**272,308**	271,095
Reserves		**1,000,955**	1,007,292
Shareholders' funds		**1,273,263**	1,278,387

Condensed Consolidated Cash Flow Statement

For the six months ended September 30

	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash inflow (outflow) from operating activities	**78,527**	(20,425)
Net cash inflow from investing activities	**526,691**	12,024
Net cash (outflow) inflow from financing activities	**(332,953)**	161,055
Increase in cash and cash equivalents	**272,265**	152,654
Cash and cash equivalents at beginning of the period	**252,618**	156,168
Effect of foreign exchange rate changes	**(3,073)**	3,030
Cash and cash equivalents at end of the period	**521,810**	311,852

Condensed Consolidated Statement of Changes in Equity

For the six months ended September 30, 2004

	Share Capital HK$'000	Share Premium HK$'000	Legal Reserve HK$'000	Properties Revaluation Reserve HK$'000	Translation Reserve HK$'000
At April 1, 2004	271,095	456,971	11,303	100,603	(143,886)
Issue of shares, net of expenses	1,213	2,759	–	–	–
Share of reserves of associates and a jointly controlled entity	–	–	–	–	(6,475)
Net profit for the period	–	–	–	–	–
Dividend paid					
– 2004 final dividend	–	–	–	–	–
– 2004 special dividend	–	–	–	–	–
Dividend proposed					
– 2005 interim dividend	–	–	–	–	–
Currency realignment	–	–	–	–	(3,758)
At September 30, 2004	272,308	459,730	11,303	100,603	(154,119)

For the six months ended September 30, 2003

	Share Capital HK$'000	Share Premium HK$'000	Legal Reserve HK$'000	Properties Revaluation Reserve HK$'000	Translation Reserve HK$'000
At April 1, 2003	265,953	449,243	10,167	100,603	(211,355)
Issue of shares, net of expenses	4,295	6,200	–	–	–
Disposal of a subsidiary	–	–	–	–	–
Share of reserves of associates	–	–	–	–	53,413
Net profit for the period	–	–	–	–	–
Dividend paid					
– 2003 final dividend	–	–	–	–	–
Dividend proposed					
– 2004 interim dividend	–	–	–	–	–
Currency realignment	–	–	–	–	(905)
At September 30, 2003	270,248	455,443	10,167	100,603	(158,847)

Goodwill Reserve *HK$'000*	Capital Reserve *HK$'000*	Capital Redemption Reserve *HK$'000*	Dividend Reserve *HK$'000*	Accumulated Profits *HK$'000*	Total *HK$'000*
(538,633)	582	35,358	54,298	1,030,696	1,278,387
–	–	–	–	–	3,972
–	3	–	–	–	(6,472)
–	–	–	–	55,576	55,576
–	–	–	(27,149)	(72)	(27,221)
–	–	–	(27,149)	(72)	(27,221)
–	–	–	21,785	(21,785)	0
–	–	–	–	–	(3,758)
(538,633)	585	35,358	21,785	1,064,343	1,273,263

Goodwill Reserve *HK$'000*	Capital Reserve *HK$'000*	Capital Redemption Reserve *HK$'000*	Dividend Reserve *HK$'000*	Accumulated Profits *HK$'000*	Total *HK$'000*
(640,790)	36,879	35,358	18,617	934,244	998,919
–	–	–	–	–	10,495
2,363	–	–	–	–	2,363
(909)	482	–	–	–	52,986
–	–	–	–	52,561	52,561
–	–	–	(18,617)	(283)	(18,900)
–	–	–	21,644	(21,644)	0
–	–	–	–	–	(905)
(639,336)	37,361	35,358	21,644	964,878	1,097,519

1. Basis of preparation

The unaudited interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The accounting policies adopted are consistent with those followed in the Company's annual financial statements for the year ended March 31, 2004.

2. Segment information

The analysis of the Group's segment information is as follows:

(a) Business segments

The following is an analysis of the turnover and profit before taxation by principal activity:

For the six months ended September 30, 2004

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover						
External sales	122,674	946,204	–	10,792	–	1,079,670
Inter-segment sales	–	3,550	–	–	(3,550)	0
	122,674	949,754	–	10,792	(3,550)	1,079,670

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Results						
Segmental results	(2,449)	46,993	–	8,852	–	53,396
Unallocated corporate expenses						(28,652)
Other corporate income						8,170
Profit from operations						32,914
Net investment gain						873
Finance costs						
– Segment	(1,778)	(15,380)	–	(6,150)	–	(23,308)
– Corporate						(13,767)
Share of results of associates and a jointly controlled entity	(5,584)	66,930	54,646	(8,415)	–	107,577
Amortization of goodwill on acquisition of associates						(2,114)
Amortization of negative goodwill on acquisition of an associate						518
Loss on disposal/deemed partial disposal of subsidiaries						(3,290)
Profit before taxation						99,403
Taxation						(31,804)
Profit before minority interests						67,599
Minority interests						(12,023)
Net profit for the period						55,576

For the six months ended September 30, 2003

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	252	812,651	–	–	–	812,903
Inter-segment sales	8	–	–	–	(8)	0
	260	812,651	–	–	(8)	812,903

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Results						
Segmental results	3,575	28,823	–	–	–	32,398
Unallocated corporate expenses						(20,073)
Other corporate income						10,969
Profit from operations						23,294
Net investment gain						185
Finance costs						
– Segment	(197)	(16,074)	–	–	–	(16,271)
– Corporate						(19,441)
Share of results of associates	(616)	51,320	62,282	8,755	–	121,741
Amortization of goodwill on acquisition of associates						(3,570)
Amortization of negative goodwill on acquisition of an associate						768
Loss on deemed partial disposal of subsidiaries						(4,266)
Loss on deemed partial disposal of associates						(207)
Profit before taxation						102,233
Taxation						(33,044)
Profit before minority interests						69,189
Minority interests						(16,628)
Net profit for the period						52,561

(b) *Geographical segments*

The following is an analysis of the turnover and profit before taxation by geographical market:

	For the six months ended September 30,			
	Turnover		Profit before taxation	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
The People's Republic of China				
Hong Kong	**52,509**	38,089	**23,348**	11,949
Mainland China	**103,924**	65,541	**12,467**	10,265
Other Asian countries	**361,436**	311,426	**18,258**	17,346
Europe	**264,278**	177,530	**10,344**	15,166
North and South America	**234,859**	184,592	**26,129**	14,787
Australia and New Zealand	**49,904**	32,915	**1,424**	22,333
Others	**12,760**	2,810	**7,433**	10,387
	1,079,670	812,903	**99,403**	102,233

3. Other operating expenses

	For the six months ended September 30, 2004 HK$'000	2003 HK$'000
Amortization of goodwill of subsidiaries/business	**1,112**	554
Expenses incurred for closure of factories in the U.K. and China	**–**	7,572
	1,112	8,126

4. Profit from operations

	For the six months ended September 30, 2004 HK$'000	2003 HK$'000
Profit from operations has been arrived at after charging:		
Amortization of deferred expenditure	**3,242**	–
Amortization of trademarks	**2,091**	2,091
Depreciation and amortisation of property, plant and equipment		
Owned assets	**30,994**	20,552
Assets held under finance leases	**595**	500

5. Net investment gain

	For the six months ended September 30, 2004 HK$'000	2003 HK$'000
Realized gain on disposal of an investment	**879**	–
Net unrealized holding (loss) gain on other investments	**(6)**	185
	873	185

6. Taxation

	For the six months ended September 30, 2004 HK$'000	2003 HK$'000
The Company and its subsidiaries:		
Hong Kong Profits Tax	**6,022**	5,686
Taxation in jurisdictions other than Hong Kong	**6,963**	5,739
Deferred taxation	**(226)**	223
	12,759	11,648
Share of taxation of associates and a jointly controlled entity:		
Hong Kong Profits Tax	**3,741**	1,509
Taxation in jurisdictions other than Hong Kong	**15,304**	19,887
	19,045	21,396
	31,804	33,044

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the period.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

7. Earnings per share

The calculation of the basic and diluted earnings per share is computed based on the following data:

	For the six months ended September 30,	
	2004	2003
	HK$'000	*HK$'000*
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	**55,576**	52,561
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	**(1,705)**	(1,841)
Adjustment resulting from the assumed conversion of the convertible note	**(4,529)**	(3,759)
Earnings for the purpose of diluted earnings per share	**49,342**	46,961
	'000	*'000*
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	**543,414**	534,491
Effect of dilutive potential shares on share options	**7,462**	5,476
Weighted average number of shares for the purpose of diluted earnings per share	**550,876**	539,967

The computation of diluted earnings per share assumes the conversion of the convertible note into the shares of GP Industries Limited.

8. Property, plant and equipment

During the period, the Group spent approximately HK$52,695,000 (six months ended September 30, 2003: HK$59,757,000) on property, plant and equipment to expand its business.

9. Debtors, bills receivable and prepayments

The Group allows its trade customers with credit period normally ranging from 30 days to 120 days. The following is an aging analysis of debtors, bills receivable and prepayments at the reporting date:

	September 30, 2004	March 31, 2004
	HK$'000	*HK$'000*
0 - 60 days	**515,454**	268,109
61 - 90 days	**56,660**	27,983
> 90 days	**585,000**	266,240
	1,157,114	562,332

10. Creditors and accrued charges

The following is an aging analysis of creditors and accrued charges at the reporting date:

	September 30, 2004 *HK$'000*	March 31, 2004 *HK$'000*
0 - 60 days	**482,539**	389,841
61 - 90 days	**68,224**	39,852
> 90 days	**336,569**	42,812
	887,332	472,505

11. Contingencies and commitments

	September 30, 2004 *HK$'000*	March 31, 2004 *HK$'000*
Contingent liabilities:		
Guarantees given to banks in respect of banking facilities granted to associates and a jointly controlled entity	**135,466**	85,659
Capital commitments:		
In respect of property, plant and equipment:		
Capital expenditure contracted for but not provided in the financial statements	**10,753**	16,281
Capital expenditure authorised but not contracted for	**–**	–
	10,753	16,281

At September 30, 2004, the Group was also committed to invest in unlisted investment securities amounting to HK$3,900,000 (March 31, 2004: HK$3,900,000).

12. Related party transactions

During the period, the Group entered into the following transactions with related parties:

	For the six months ended September 30,	
	2004 *HK$'000*	2003 *HK$'000*
Sales to associates and a jointly controlled entity	**44,685**	73,788
Purchases from associates	**83,883**	59,344
Interest income received from associates	**62**	377
Management fee income received from associates	**5,605**	5,449
Rental income from associates	**4,050**	3,859

As at the balance sheet date, the Group has the following balances with its associates and a jointly controlled entity under debtors, bills receivable and prepayments and creditors and accrued charges:

	September 30, 2004 *HK$'000*	March 31, 2004 *HK$'000*
Trade receivables from associates and a jointly controlled entity	**79,701**	70,034
Trade payables due to associates and a jointly controlled entity	**41,216**	14,948
Other payable to an associate	**18,243**	18,243

All of the above trade receivables and trade payables are unsecured, interest free and repayable on demand.

13. Post balance sheet event

In October 2004, the holder of the Company's convertible note exercised the exchange right to exchange all the outstanding principal amount of the convertible note with carrying value of HK$90.0 million for 23.9 million shares of GP Industries held by the Group. Immediately after the exchange, the Company re-purchased the 23.9 million shares of GP Industries at a consideration of HK$119.6 million.

Summary of Results

For the six months ended September 30, 2004, the Group's turnover amounted to HK$1,079.7 million, an increase of 32.8 per cent as compared with HK$812.9 million for the same period of last year. The unaudited consolidated profit attributable to shareholders amounted to HK$55.6 million, an increase of 5.7 per cent compared to corresponding period in the previous year. The basic earnings per share for the period amounted to 10.2 cents as compared with 9.8 cents for the same period last year.

Interim Dividend

The Directors have declared an interim dividend of 4.0 cents (2003: 4.0 cents) per share. This amounts to a total dividend payment of approximately HK$21,785,000 (2003: HK$21,644,000) based on the total number of shares in issue as at November 12, 2004, being the latest practicable date prior to the announcement of the interim results. Dividend warrants will be despatched on December 17, 2004 to registered shareholders of the Company on December 10, 2004.

Closure of Register

The Register of Shareholders of the Company will be closed from December 7, 2004 to December 10, 2004, both days inclusive, during which period no transfer will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on December 6, 2004.

(1) Directors' and Chief Executive's Interests in Securities of the Company and its Associated Corporations

As at September 30, 2004, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

(a) Interests in shares of the Company (long positions)

As at September 30, 2004, the interests of the directors and the chief executive in the ordinary shares of the Company were as follows:

	Number of ordinary shares held			Percentage of issued share capital of the Company
Name of Director	Personal Interests	Family Interests	Total Interests	%
Victor LO Chung Wing	73,701,811	–	73,701,811	13.53
Andrew NG Sung On	68,771,957	417,000	69,188,957	12.70
Kevin LO Chung Ping	–	3,239,066	3,239,066	0.59
Paul LO Chung Wai	21,986,518	–	21,986,518	4.04
LEUNG Pak Chuen	3,202,581	–	3,202,581	0.59
Richard KU Yuk Hing	1,606,780	–	1,606,780	0.30
Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
CHAU Kwok Wai	275,000	–	275,000	0.05
Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.36
LUI Ming Wah	–	–	–	–
John LO Siew Kiong	411,081	–	411,081	0.08
Frank CHAN Chi Chung	–	–	–	–

(1) Directors' and Chief Executive's Interests in Securities of the Company and its Associated Corporations *(Continued)*

(b) Interests in shares of the Company's associated corporations (long positions)

As at September 30, 2004 the direct and indirect beneficial interests of the directors and the chief executive in the shares of GP Batteries International Limited ("GPBI"), a 49.16% owned associate of GP Industries Limited ("GP Ind"), CIH Limited ("CIHL"), a 65.15% owned subsidiary of GP Ind, and Gold Peak Industries (Taiwan) Limited ("GPIT"), a 79.6% owned subsidiary of GPBI, and GP Ind, a 87.24% owned subsidiary of the Company, were as follows:

	Number of ordinary shares and percentage of their issued share capital held							
	GPBI		GPIT		CIHL		GP Ind	
Name of Director	*Number*	*%*	*Number*	*%*	*Number*	*%*	*Number*	*%*
Victor LO Chung Wing	200,000	0.18	-	-	-	-	-	-
Andrew NG Sung On	833,332	0.76	500,000	0.25	100,000	0.08	-	-
Kevin LO Chung Ping	-	-	-	-	-	-	-	-
Paul LO Chung Wai	80,000	0.07	-	-	-	-	-	-
LEUNG Pak Chuen	-	-	-	-	-	-	1,608,000	0.35
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	-	-	70,000	0.02
Andrew CHUANG Siu Leung	-	-	-	-	-	-	45,000	0.01
CHAU Kwok Wai	-	-	-	-	152,000	0.12	-	-
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	229,568	0.18	390,000	0.09
Vincent CHEUNG Ting Kau	20,000	0.02	-	-	-	-	-	-
LUI Ming Wah	-	-	-	-	-	-	-	-
John LO Siew Kiong	-	-	-	-	40,000	0.03	-	-
Frank CHAN Chi Chung	-	-	-	-	-	-	-	-

Save as disclosed above, as at September 30, 2004, none of the directors, the chief executive or their associates had any interest in the securities of the Company or any of its associated corporations as defined in SFO.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures

(a) The Company has an executives' share option scheme (the "Old ESOS"), which was adopted pursuant to an ordinary resolution passed on September 28, 1999 to enable the directors of the Company to offer to eligible employees, including executive directors, of the Company or any of its subsidiaries options to subscribe for the Company's shares. The Old ESOS was initially valid and effective for a period of five years from the date of adoption until it was discontinued and replaced by the new share option scheme (the "New Option Scheme") on September 12, 2002 pursuant to an ordinary resolution passed on the same date. The purpose of the Old ESOS was to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company. Options granted are exercisable at the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. However, options granted under the Old ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old ESOS.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

The movements in the number of options, which had been granted to directors of the Company and employees of the Group under the Old ESOS, during the period were as follows:

Name of Director	Date of Grant	Exercisable period	Exercise Price HK$	Number of option shares Outstanding at 4.1.2004	Exercise during the period	Outstanding at 9.30.2004
Victor LO Chung Wing	5.8.2000	5.8.2000-5.7.2005	1.41	1,250,000	-	1,250,000
	3.30.2001	3.30.2001-3.29.2006	1.45	1,250,000	-	1,250,000
Andrew NG Sung On	5.8.2000	5.8.2000-5.7.2005	1.41	1,000,000	-	1,000,000
	3.30.2001	3.30.2001-3.29.2006	1.45	1,000,000	-	1,000,000
Kevin LO Chung Ping	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	-	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	625,000
Paul LO Chung Wai	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	-	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	625,000
Richard KU Yuk Hing	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	625,000
Andrew CHUANG	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	(625,000)	-
Siu Leung	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	625,000
CHAU Kwok Wai	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	625,000
Raymond WONG Wai Kan	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	-	625,000
				10,125,000	(625,000)	9,500,000
Employees	5.8.2000	5.8.2000-5.7.2005	1.41	375,000	-	375,000
	3.30.2001	3.30.2001-3.29.2006	1.45	1,780,000	(305,000)	1,475,000
				2,155,000	(305,000)	1,850,000
				12,280,000	(930,000)	11,350,000

Note: The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised was HK$2.16.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

According to the New Option Scheme, the directors of the Company are authorised, at any time within five years after the adoption of New Option Scheme, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for the Company's shares at a price not less than the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options, the closing price of the Company's shares on the offer date or the nominal value of the Company's shares, whichever is higher. Unless otherwise cancelled or amended, the New Option Scheme will be valid and effective for a period of five years from the date of adoption. The maximum number of shares in respect of which options may be granted under the New Option Scheme cannot exceed 10% of the issued share capital of the Company. The number of shares in respect of which options may be granted to any individual in any twelve-month period up to the offer date is not permitted to exceed 1% of the number of shares in issue.

The number of shares in respect of which options had been granted and outstanding on September 30, 2004 under the New Option Scheme was 15,105,000 representing 2.77% of the shares of the Company on September 30, 2004. Option granted must be taken up within the period as specified in the offer of options, and upon payment of HK$1 as the consideration for the options granted. Options granted are exercisable within the period as specified in the offer of options.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

The movements in the number of options, which had been granted to the directors of the Company and employees of the Group under the New Option Scheme, during the period were as follows:

				Number of option shares		
Name of Director	Date of Grant	Exercisable period	Exercise Price *HK$*	Outstanding at 4.1.2004	Exercised during the period	Outstanding at 9.30.2004
Victor LO Chung Wing	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000	–	1,600,000
Andrew NG Sung On	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000	–	1,600,000
Kevin LO Chung Ping	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	650,000
	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
Paul LO Chung Wai	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	650,000
	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
LEUNG Pak Chuen	10.2.2003	10.2.2003-10.1.2008	1.84	500,000	(500,000)	–
Richard KU Yuk Hing	10.2.2003	10.2.2003-10.1.2008	1.84	500,000	–	500,000
Andrew CHUANG Siu Leung	10.2.2003	10.2.2003-10.1.2008	1.84	500,000	–	500,000
CHAU Kwok Wai	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	–	500,000
	10.2.2003	10.2.2003-10.1.2008	1.84	600,000	–	600,000
Raymond WONG Wai Kan	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
Vincent CHEUNG Ting Kau	10.18.2002	4.18.2003-10.17.2007	1.17	300,000	–	300,000
	10.2.2003	10.2.2003-10.1.2008	1.84	400,000	–	400,000
LUI Ming Wah	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	–	250,000
	10.2.2003	10.2.2003-10.1.2008	1.84	300,000	–	300,000
John LO Siew Kiong	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	–	250,000
	10.2.2003	10.2.2003-10.1.2008	1.84	200,000	–	200,000
				11,800,000	(500,000)	11,300,000
Employees	10.18.2002	4.18.2003-10.17.2007	1.17	1,270,000	(150,000)	1,120,000
	10.2.2003	10.2.2003-10.1.2008	1.84	3,530,000	(845,000)	2,685,000
				4,800,000	(995,000)	3,805,000
				16,600,000	(1,495,000)	15,105,000

Note: The weight average closing price of the Company's shares immediately before the dates on which the options were exercised was HK$2.23.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

The financial impact of the share options granted under the New Option Scheme is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account.

(b) GP Ind has an executives' share option scheme (the "Old GP Ind ESOS"), which was adopted pursuant to a resolution passed on September 19, 1996 to enable the directors of GP Ind to offer to eligible employees, including executive directors, of GP Ind or any of its subsidiaries options to subscribe for GP Ind's shares. The Old GP Ind ESOS was initially valid and effective for a period of ten years from the date of adoption until it was discontinued and replaced by the new GP Ind share option scheme 1999 (the "GP Ind 1999 Option Scheme") on November 19, 1999 pursuant to a resolution passed at an extraordinary general meeting on the same date. The purpose of the Old GP Ind ESOS is to enable GP Ind to grant options to eligible employees and directors as incentives and rewards for their contributions to GP Ind. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. However, options granted under the Old GP Ind ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old GP Ind ESOS. The movements in the number of options outstanding, which have been granted to directors of the Company and employees of the Group under the Old GP Ind ESOS, during the period were as follows:

				Number of option shares			
Name of Director	Date of grant	Exercisable period	Exercise price *US$*	Outstanding at 4.1.2004	Exercised during the period	Expired/ Cancelled during the period	Outstanding at 9.30.2004
Andrew CHUANG Siu Leung	8.2.1999	8.2.2000-8.1.2004	0.41	130,000	(130,000)	-	-
Raymond WONG Wai Kan	8.2.1999	8.2.2000-8.1.2004	0.41	130,000	(130,000)	-	-
				260,000	(260,000)	-	-
Employees	8.2.1999	8.2.2000-8.1.2004	0.41	840,000	(715,000)	(125,000)	-
				840,000	(715,000)	(125,000)	-
				1,100,000	(975,000)	(125,000)	-

Note: The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised was S$1.05.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

According to the GP Ind 1999 Option Scheme, the directors of GP Ind is authorised, at any time within ten years after the adoption of GP Ind 1999 Option Scheme, to grant options to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shares at a price not more than 20% discount of the average of the closing prices of GP Ind's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GP Ind 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GP Ind on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GP Ind 1999 Option Scheme.

The number of shares in respect of which options had been granted and outstanding on September 30, 2004 under the GP Ind 1999 Option Scheme was 15,052,000, representing 3.29% of the shares of GP Ind on September 30, 2004. Option granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

The movements in the number of options, which have been granted to the directors of the Company and employees of the Group under the GP Ind 1999 Option Scheme, during the period were as follows:

				Number of option shares				
Name of Director	Date of grant	Exercisable period	Exercise Price *S$*	Outstanding at 4.1.2004	Granted during the period	Exercised during the period	Cancelled during the period	Outstanding at 9.30.2004
Victor LO Chung Wing	4.14.2000	4.14.2002-4.13.2010	0.456	300,000	–	–	–	300,000
	4.4.2001	4.4.2003-4.3.2011	0.620	600,000	–	–	–	600,000
	8.14.2002	8.14.2003-8.13.2012	0.550	384,000	–	–	–	384,000
	9.15.2003	9.15.2004-9.14.2013	0.880	384,000	–	–	–	384,000
	7.5.2004	7.5.2005-7.4.2014	1.030	–	400,000	–	–	400,000
LEUNG Pak Chuen	9.15.2003	9.15.2004-9.14.2013	0.880	350,000	–	–		350,000
	7.5.2004	7.5.2005-7.4.2014	1.030	–	380,000	–	–	380,000
Andrew CHUANG Siu Leung	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	200,000	–	–	–	200,000
	8.14.2002	8.14.2003-8.13.2012	0.550	130,000	–	–	–	130,000
	9.15.2003	9.15.2004-9.14.2013	0.880	130,000	–	–	–	130,000
	7.5.2004	7.5.2005-7.4.2014	1.030	–	150,000	–	–	150,000

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

Name of Director	Date of grant	Exercisable period	Exercise Price S$	Number of option shares: Outstanding at 4.1.2004	Granted during the period	Exercised during the period	Cancelled during the period	Outstanding at 9.30.2004
CHAU Kwok Wai	7.5.2004	7.5.2005-7.4.2014	1.030	–	180,000	–	–	180,000
Raymond WONG Wai Kan	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	220,000	–	–	–	220,000
	8.14.2002	8.14.2003-8.13.2012	0.550	140,000	–	–	–	140,000
	9.15.2003	9.15.2004-9.14.2013	0.880	140,000	–	–	–	140,000
	7.5.2004	7.5.2005-7.4.2014	1.030	–	180,000	–	–	180,000
				3,198,000	1,290,000	–	–	4,488,000
Directors of GP Ind	4.4.2001	4.4.2003-4.3.2011	0.620	400,000	–	(400,000)	–	–
	9.15.2003	9.15.2004-9.14.2013	0.880	300,000	–	–	–	300,000
	7.5.2004	7.5.2005-7.4.2014	1.030	–	350,000	–	–	350,000
Non-executive directors of GP Ind	4.14.2000	4.14.2002-4.13.2005	0.456	120,000	–	–	–	120,000
	4.4.2001	4.4.2003-4.3.2006	0.620	240,000	–	–	–	240,000
	8.14.2002	8.14.2003-8.13.2007	0.550	154,000	–	–	–	154,000
	9.15.2003	9.15.2004-9.14.2008	0.880	240,000	–	–	–	240,000
	7.5.2004	7.5.2005-7.4.2014	1.030	–	270,000	–	–	270,000
Employees of the Group	4.14.2000	4.14.2002-4.13.2010	0.456	673,000	–	(204,000)	–	469,000
	4.4.2001	4.4.2003-4.3.2011	0.620	2,020,000	–	(426,000)	–	1,594,000
	8.14.2002	8.14.2003-8.13.2012	0.550	1,280,000	–	(479,000)	–	801,000
	9.15.2003	9.15.2004-9.14.2013	0.880	2,869,000	–	(26,000)	(121,000)	2,722,000
	7.5.2004	7.5.2005-7.4.2014	1.030	–	3,364,000	–	(60,000)	3,304,000
				8,296,000	3,984,000	(1,535,000)	(181,000)	10,564,000
				11,494,000	5,274,000	(1,535,000)	(181,000)	15,052,000

Note: The closing price of GP Ind's shares immediately before July 5, 2004, the date immediately before the options granted during the period, was S$1.03. The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised was S$1.03.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

During the period, a total of 5,274,000 options were granted on July 5, 2004 at an exercise price of S$1.03 per GP Ind's share. The directors of the Company considered that it is not appropriate to value share options granted under the GP Ind 1999 Option Scheme during the period as a number of critical factors for the valuation of the share options granted cannot be determined accurately. In the absence of a readily available market value of the options under the GP Ind 1999 Option Scheme, any valuation of the share options granted based on various speculative assumptions would be meaningless and could be misleading to the shareholders.

The financial impact of the share options granted under the GP Ind 1999 Option Scheme is not recorded in the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs.

(c) GPBI has an executives' share option scheme (the "Old GPBI ESOS") to enable the directors of GPBI to offer to eligible employees, including executive directors, of GPBI or any of its subsidiaries options to subscribe for shares of GPBI. The purpose of the Old GPBI ESOS was to enable GPBI to grant options to eligible employees and directors as incentives and rewards for their contributions to GPBI. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. The Old GPBI ESOS was discontinued and replaced by the new GPBI share option scheme 1999 (the "GPBI 1999 Option Scheme") in December 1999. However, options granted under the Old GPBI ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old GPBI ESOS. A summary of options, which have been granted to the directors of the Company under the Old GPBI ESOS, during the period were as follows:

				Number of option shares			
Name of Director	Date of grant	Exercisable Period	Exercise price S$	Outstanding at 4.1.2004	Exercised during the period	Expired during the period	Outstanding at 9.30.2004
Andrew NG Sung On	8.6.1999	8.6.2000-8.5.2004	3.080	220,000	(220,000)	-	-
Richard KU Yuk Hing	8.6.1999	8.6.2000-8.5.2004	3.080	200,000	(110,000)	(90,000)	-
Raymond WONG Wai Kan	8.6.1999	8.6.2000-8.5.2004	3.080	120,000	(120,000)	-	-
				540,000	(450,000)	(90,000)	-

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

The GPBI 1999 Option Scheme also enables the directors of GPBI to offer to eligible employees, including executive directors and non-executive directors, of GPBI or any of its subsidiaries options to subscribe for GPBI's shares. Options granted to the eligible employees and non-executive directors are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively. The movements in the number of options, which have been granted to the directors of the Company under the GPBI 1999 Option Scheme, during the period were as follows:

				Number of option shares		
Name of Director	Date of Grant	Exercisable period	Exercise Price *S$*	Outstanding at 4.1.2004	Exercised during the period	Outstanding at 9.30.2004
Andrew NG Sung On	3.17.2000	3.17.2002-3.16.2010	1.410	200,000	-	200,000
	10.11.2000	10.11.2002-10.10.2010	1.600	200,000	-	200,000
	8.5.2002	8.5.2004-8.4.2012	1.250	190,000	-	190,000
	6.25.2003	6.25.2005-6.24.2013	2.500	190,000	-	190,000
Richard KU Yuk Hing	8.5.2002	8.5.2004-8.4.2012	1.250	170,000	(170,000)	-
	6.25.2003	6.25.2005-6.24.2013	2.500	170,000	-	170,000
Raymond WONG Wai Kan	8.5.2002	8.5.2004-8.4.2012	1.250	120,000	-	120,000
	6.25.2003	6.25.2005-6.24.2013	2.500	120,000	-	120,000
				1,360,000	(170,000)	1,190,000

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

(d) CIHL has an executives' share option scheme adopted in June 1999 (The "CIHL 1999 Option Scheme"). The CIHL 1999 Option Scheme enables the directors of CIHL to offer to eligible employees, including executive directors and non-executive directors, of CIHL or any of its subsidiaries options to subscribe for CIHL's shares. Options granted to the eligible employees and non-executive directors are exercisable on the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business after the fifth anniversary or the tenth anniversary thereof respectively. The movements in the number of options, which have been granted to the directors of the Company under the CIHL 1999 Option Scheme, during the period were as follows:

Name of Director	Date of grant	Exercisable period	Exercise price *S$*	Number of option shares outstanding at 4.1.2004 and 9.30.2004
Victor LO Chung Wing	5.25.2000	5.25.2002-5.24.2010	2.025	200,000
CHAU Kwok Wai	5.25.2000	5.25.2002-5.24.2010	2.025	160,000
John LO Siew Kiong	5.25.2000	5.25.2002-5.24.2010	2.025	110,000
				470,000

Saved as disclosed above, as at September 30, 2004, none of the directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

Substantial Shareholder

As at September 30, 2004, the following person (not being a director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Section 336 of the SFO, or who was, directly or indirectly , interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of shareholder	Capacity	Number of ordinary shares held	Approximate percentage of issued shares
Schneider Electric Industries, S.A.	Beneficial owner	54,579,000	10.02%

Saved as disclosed above, as at September 30, 2004, the directors and the chief executive of the Company are not aware of any person (other than a director or chief executive of the Company) who had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

Code of Best Practice

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the period.

Board of Directors

As at the date of this report, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. Vincent Cheung Ting Kau as Non-Executive Director and Mr. John Lo Siew Kiong, Mr. Lui Ming Wah and Mr. Frank Chan Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, November 15, 2004

董事局

截至本報告刊發日期，本公司董事局成員包括:執行董事羅仲榮先生（主席兼總裁）、吳崇安先生（副主席）、羅仲炳先生、羅仲煒先生、梁伯全先生、顧玉興先生、莊紹樑先生、周國偉先生及王維勤先生、非執行董事張定球先生，以及獨立非執行董事羅肇強先生、呂明華先生及陳志聰先生。

承董事局命
公司秘書
黃文傑

香港，二零零四年十一月十五日

主要股東

於二零零四年九月三十日，下列人士（非本公司之董事或總裁）擁有根據證券及期貨條例第三三六條須通知本公司之本公司股份或相關股份之權益或淡倉，或直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上。

股東名稱	身份	持有普通股數目	股權百分比
Schneider Electric Industries, S.A.	受益人	54,579,000	10.02%

除以上所披露者外，於二零零四年九月三十日，公司董事或總裁沒有察覺任何人士（惟本公司之董事或總裁除外）擁有根據證券及期貨條例第十五節須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人士直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上。

本公司上市證券之買賣及贖回

於期內，公司及其任何附屬公司沒有買賣或贖回本公司之任何上市證券。

最佳應用守則

本公司於期內符合香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載之最佳應用守則之規定。

(2) 董事及總裁購買股份或債券之權利 *(續)*

(d) CIHL有一項於一九九九年六月採納之高級職員認股權計劃(「一九九九年CIHL認股權計劃」)。一九九九年CIHL認股權計劃使CIHL之董事局可授予CIHL及其任何附屬公司之合適僱員(包括執行董事及非執行董事)認購CIHL股份之權利。授予合適僱員及非執行董事之認股權可於這等權利授予日期之首個週年日或第二個週年日起行使,及於第五個週年日或第十個週年日辦公時間止屆滿。按一九九九年CIHL認股權計劃授予公司董事而尚未行使之認股權數目於期內之變動如下:

董事	授予日期	可行使之日期	行使價格 坡元	認股權數目 於二零零四年 四月一日及 九月三十日 尚未行使
羅仲榮	5.25.2000	5.25.2002-5.24.2010	2.025	200,000
周國偉	5.25.2000	5.25.2002-5.24.2010	2.025	160,000
羅肇強	5.25.2000	5.25.2002-5.24.2010	2.025	110,000
				470,000

除以上所披露外,於二零零四年九月三十日,本公司之董事及總裁沒有於本公司或其聯營公司(定義見證券及期貨條例第十五節)之股份、相關股份或債券中,擁有根據證券及期貨條例第十五節須通知本公司及香港聯交所,或根據證券及期貨條例第三五二條須記入該條例所述登記冊,或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益或淡倉(包括根據該等條例任何該等董事及總裁,已擁有或被當作擁有之權益或淡倉)。

(2) 董事及總裁購買股份或債券之權利（續）

一九九九年金山電池認股權計劃使金山電池之董事可授予金山電池及其任何附屬公司之合適僱員（包括執行董事及非執行董事）認購金山電池股份之權利。授予合適僱員及非執行董事之認股權可於這等權利授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。按一九九九年金山電池認股權計劃已授予公司董事而尚未行使之認股權數目於期內之變動如下：

				認股權數目		
董事	授予日期	可行使之日期	行使價格 坡元	於二零零四年四月一日尚未行使	期內行使	於二零零四年九月三十日尚未行使
吳崇安	3.17.2000	3.17.2002-3.16.2010	1.410	200,000	–	200,000
	10.11.2000	10.11.2002-10.10.2010	1.600	200,000	–	200,000
	8.5.2002	8.5.2004-8.4.2012	1.250	190,000	–	190,000
	6.25.2003	6.25.2005-6.24.2013	2.500	190,000	–	190,000
顧玉興	8.5.2002	8.5.2004-8.4.2012	1.250	170,000	(170,000)	–
	6.25.2003	6.25.2005-6.24.2013	2.500	170,000	–	170,000
王維勤	8.5.2002	8.5.2004-8.4.2012	1.250	120,000	–	120,000
	6.25.2003	6.25.2005-6.24.2013	2.500	120,000	–	120,000
				1,360,000	(170,000)	1,190,000

(2) 董事及總裁購買股份或債券之權利（續）

於二零零四年七月五日，合共5,274,000認股權以每股GP工業股份1.03坡元之行使價授出。董事局認為並不適宜於期內為於一九九九年GP工業認股權計劃下授出之認股權作出估值，因多個對該等認股權估值有決定性影響之因素不能準確地確定。一九九九年GP工業認股權計劃下授予之認股權，在缺乏現成可行之市場價值下，任何對認股權估值的投機性假設，將會沒有意義並可能誤導股東。

在一九九九年GP工業認股權計劃下授予之認股權之財務影響將不被納入集團資產負債表，直至該等認股權被行使，有關支出或成本將不會計入損益表或資產負債表。

(c) 金山電池有一項高級職員認股權計劃（「舊金山電池認股權計劃」），使其董事局可授予金山電池及其任何附屬公司之合適僱員（包括執行董事）認購金山電池股份之權利。舊金山電池認股權計劃之目的是促使金山電池能授予合適的僱員及董事認股權，以獎勵其對金山電池之貢獻。授予之認股權可於這等權利授予日期之首個週年日起行使，於第五個週年日辦公時間止屆滿。於一九九九年十二月，該舊金山電池認股權計劃已終止，並且由新的一九九九年金山電池認股權計劃（「一九九九年金山電池認股權計劃」）所取代。然而，在舊金山電池認股權計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊金山電池認股權計劃的規則所執行直至該認股權完全行使或期滿。按舊金山電池認股權計劃已授予公司董事而尚未行使之認股權數目於期內之詳情如下：

				認股權數目			
董事	授予日期	可行使之日期	行使價格 坡元	於二零零四年四月一日尚未行使	期內行使	期內期滿	於二零零四年九月三十日尚未行使
吳崇安	8.6.1999	8.6.2000-8.5.2004	3.080	220,000	(220,000)	–	–
顧玉興	8.6.1999	8.6.2000-8.5.2004	3.080	200,000	(110,000)	(90,000)	–
王維勤	8.6.1999	8.6.2000-8.5.2004	3.080	120,000	(120,000)	–	–
				540,000	(450,000)	(90,000)	–

(2) 董事及總裁購買股份或債券之權利 *(續)*

				認股權數目				
董事	授予日期	可行使之日期	行使價格 坡元	於二零零四年四月一日尚未行使	期內授予	期內行使	期內註銷	於二零零四年九月三十日尚未行使
周國偉	7.5.2004	7.5.2005-7.4.2014	1.030	–	180,000	–	–	180,000
王維勤	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	220,000	–	–	–	220,000
	8.14.2002	8.14.2003-8.13.2012	0.550	140,000	–	–	–	140,000
	9.15.2003	9.15.2004-9.14.2013	0.880	140,000	–	–	–	140,000
	7.5.2004	7.5.2005-7.4.2014	1.030	–	180,000	–	–	180,000
				3,198,000	1,290,000	–	–	4,488,000
GP工業之董事	4.4.2001	4.4.2003-4.3.2011	0.620	400,000	–	(400,000)	–	–
	9.15.2003	9.15.2004-9.14.2013	0.880	300,000	–	–	–	300,000
	7.5.2004	7.5.2005-7.4.2014	1.030	–	350,000	–	–	350,000
GP工業之非執行董事	4.14.2000	4.14.2002-4.13.2005	0.456	120,000	–	–	–	120,000
	4.4.2001	4.4.2003-4.3.2006	0.620	240,000	–	–	–	240,000
	8.14.2002	8.14.2003-8.13.2007	0.550	154,000	–	–	–	154,000
	9.15.2003	9.15.2004-9.14.2008	0.880	240,000	–	–	–	240,000
	7.5.2004	7.5.2005-7.4.2014	1.030	–	270,000	–	–	270,000
本集團僱員	4.14.2000	4.14.2002-4.13.2010	0.456	673,000	–	(204,000)	–	469,000
	4.4.2001	4.4.2003-4.3.2011	0.620	2,020,000	–	(426,000)	–	1,594,000
	8.14.2002	8.14.2003-8.13.2012	0.550	1,280,000	–	(479,000)	–	801,000
	9.15.2003	9.15.2004-9.14.2013	0.880	2,869,000	–	(26,000)	(121,000)	2,722,000
	7.5.2004	7.5.2005-7.4.2014	1.030	–	3,364,000	–	(60,000)	3,304,000
				8,296,000	3,984,000	(1,535,000)	(181,000)	10,564,000
				11,494,000	5,274,000	(1,535,000)	(181,000)	15,052,000

附註： GP工業股份於二零零四年七月五日前，即期內認股權授予之日前，其收市價為1.03坡元。認股權行使前GP工業股份收市價之加權平均數為1.03坡元。

(2) 董事及總裁購買股份或債券之權利（續）

依照一九九九年GP工業認股權計劃，授權GP工業之董事，於一九九九年GP工業認股權計劃生效後之十年內任何時間，可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權，其作價並不可高於授予認股權日期前三個交易日之平均收市價格之20%折讓或其票面值，以價高者為準。除另行取消或修訂，一九九九年GP工業認股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其授予日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過一九九九年GP工業認股權計劃已發行及可發行股份之20%。

於二零零四年九月三十日，按一九九九年GP工業認股權計劃授出而尚未行使之認股權可認購之股份為數15,052,000股，此代表GP工業於二零零四年九月三十日股份之3.29%。授予的認股權必須於授予認股權之指定時期內，以1坡元作代價支付。授予之認股權可於這等特權授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。

按一九九九年GP工業認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目於期內之變動如下：

				認股權數目				
董事	授予日期	可行使之日期	行使價格 坡元	於二零零四年 四月一日 尚未行使	期內授予	期內行使	期內註銷	於二零零四年 九月三十日 尚未行使
羅仲榮	4.14.2000	4.14.2002- 4.13.2010	0.456	300,000	–	–	–	300,000
	4.4.2001	4.4.2003- 4.3.2011	0.620	600,000	–	–	–	600,000
	8.14.2002	8.14.2003- 8.13.2012	0.550	384,000	–	–	–	384,000
	9.15.2003	9.15.2004- 9.14.2013	0.880	384,000	–	–	–	384,000
	7.5.2004	7.5.2005- 7.4.2014	1.030	–	400,000	–	–	400,000
梁伯全	9.15.2003	9.15.2004- 9.14.2013	0.880	350,000	–	–	–	350,000
	7.5.2004	7.5.2005- 7.4.2014	1.030	–	380,000	–	–	380,000
莊紹樑	4.14.2000	4.14.2002- 4.13.2010	0.456	110,000	–	–	–	110,000
	4.4.2001	4.4.2003- 4.3.2011	0.620	200,000	–	–	–	200,000
	8.14.2002	8.14.2003- 8.13.2012	0.550	130,000	–	–	–	130,000
	9.15.2003	9.15.2004- 9.14.2013	0.880	130,000	–	–	–	130,000
	7.5.2004	7.5.2005- 7.4.2014	1.030	–	150,000	–	–	150,000

(2) 董事及總裁購買股份或債券之權利 *(續)*

在新認股權計劃下授予之認股權之財務影響將不被納入集團或公司之資產負債表，直至該等認股權被行使，有關支出或成本將不會計入損益表或資產負債表。當認股權被行使後，本公司將會以股份票面值記錄該等股票為新增股本，行使價高出於票面值之行使溢價將被列入股本溢價賬目。

(b) GP工業有一項根據於一九九六年九月十九日通過之一項決議案而採納之高級職員認股權計劃(「舊GP工業認股權計劃」)，使其董事可授予GP工業及其任何附屬公司之合適僱員(包括執行董事)認購GP工業股份之權利。舊GP工業認股權計劃於生效當日起計十年內被確認及有效，直至於一九九九年十一月十九日被按於同日舉行之股東特別大會上通過之一項決議案而採納之新一九九九年GP工業認股權計劃(「一九九九年GP工業認股權計劃」)所取代而終止。舊GP工業認股權計劃之目的是促使GP工業能授予合適的僱員及董事認股權，以獎勵其對GP工業之貢獻。授予之認股權可於這等權利授予日期之首個週年日起行使，於第五個週年日辦公時間止屆滿。然而，在舊GP工業認股權計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊GP工業認股權計劃的規則所執行直至該特權完全行使或期滿。按舊GP工業認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目於期內之變動如下：

				認股權數目			
董事	授予日期	可行使之日期	行使價格 美元	於二零零四年四月一日尚未行使	期內行使	期內期滿／註銷	於二零零四年九月三十日尚未行使
莊紹樑	8.2.1999	8.2.2000-8.1.2004	0.41	130,000	(130,000)	–	–
王維勤	8.2.1999	8.2.2000-8.1.2004	0.41	130,000	(130,000)	–	–
				260,000	(260,000)	–	–
僱員	8.2.1999	8.2.2000-8.1.2004	0.41	840,000	(715,000)	(125,000)	–
				840,000	(715,000)	(125,000)	–
				1,100,000	(975,000)	(125,000)	–

附註： 認股權行使前GP工業股份收市價之加權平均數為1.05坡元。

(2) 董事及總裁購買股份或債券之權利 *(續)*

按新認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目於期內之變動如下：

				認股權數目		
董事	授予日期	可行使之日期	行使價格 港元	於二零零四年 四月一日 尚未行使	期內行使	於二零零四年 九月三十日 尚未行使
羅仲榮	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000	–	1,600,000
吳崇安	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000	–	1,600,000
羅仲炳	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	650,000
	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
羅仲煒	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	650,000
	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
梁伯全	10.2.2003	10.2.2003-10.1.2008	1.84	500,000	(500,000)	–
顧玉興	10.2.2003	10.2.2003-10.1.2008	1.84	500,000	–	500,000
莊紹樑	10.2.2003	10.2.2003-10.1.2008	1.84	500,000	–	500,000
周國偉	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	–	500,000
	10.2.2003	10.2.2003-10.1.2008	1.84	600,000	–	600,000
王維勤	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
張定球	10.18.2002	4.18.2003-10.17.2007	1.17	300,000	–	300,000
	10.2.2003	10.2.2003-10.1.2008	1.84	400,000	–	400,000
呂明華	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	–	250,000
	10.2.2003	10.2.2003-10.1.2008	1.84	300,000	–	300,000
羅肇強	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	–	250,000
	10.2.2003	10.2.2003-10.1.2008	1.84	200,000	–	200,000
				11,800,000	(500,000)	11,300,000
僱員	10.18.2002	4.18.2003-10.17.2007	1.17	1,270,000	(150,000)	1,120,000
	10.2.2003	10.2.2003-10.1.2008	1.84	3,530,000	(845,000)	2,685,000
				4,800,000	(995,000)	3,805,000
				16,600,000	(1,495,000)	15,105,000

附註： 認股權行使前本公司股份收市價之加權平均數為2.23港元。

(2) 董事及總裁購買股份或債券之權利（續）

依據新認股權計劃，授權本公司之董事，於新認股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於授予認股權前五個交易日之平均收市價格、授予當日本公司股票收市價或其票面值（以價高者為準）。除另行取消或修訂，新認股權計劃於生效當日起計五年內被確認及有效。按新認股權計劃所授予之股票總數不可超過公司已發行股本之10%。按新認股權計劃於任何十二個月內所授予任何個別人仕之認股權而產生的股票數目不得超過授予日已發行股份之1%。

於二零零四年九月三十日，按新認股權計劃授出而尚未行使之認股權可認購之股份共15,105,000股，為本公司於二零零四年九月三十日股份之2.77%。授予的認股權必須於授予認股權之指定時期內，以1港元作代價支付。授予之認股權可於授予之認股權指定日期內行使。

(2) 董事及總裁購買股份或債券之權利 *(續)*

按舊認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目於期內之變動如下：

				認股權數目		
董事	授予日期	可行使之日期	行使價格 *港元*	於二零零四年四月一日尚未行使	期內行使	於二零零四年九月三十日尚未行使
羅仲榮	5.8.2000	5.8.2000-5.7.2005	1.41	1,250,000	–	1,250,000
	3.30.2001	3.30.2001-3.29.2006	1.45	1,250,000	–	1,250,000
吳崇安	5.8.2000	5.8.2000-5.7.2005	1.41	1,000,000	–	1,000,000
	3.30.2001	3.30.2001-3.29.2006	1.45	1,000,000	–	1,000,000
羅仲炳	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	–	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
羅仲煒	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	–	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
顧玉興	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
莊紹樑	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	(625,000)	–
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
周國偉	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
王維勤	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
				10,125,000	(625,000)	9,500,000
僱員	5.8.2000	5.8.2000-5.7.2005	1.41	375,000	–	375,000
	3.30.2001	3.30.2001-3.29.2006	1.45	1,780,000	(305,000)	1,475,000
				2,155,000	(305,000)	1,850,000
				12,280,000	(930,000)	11,350,000

附註： 認股權行使前本公司股份收市價之加權平均數為2.16港元。

(1) 董事及總裁於本公司及其聯營公司證券之權益 *(續)*

(b) 公司之聯營公司股份權益（好倉）

於二零零四年九月三十日，各董事及總裁於GP工業有限公司（「GP工業」）分別佔49.16%及65.15%權益之聯營公司金山電池國際有限公司（「金山電池」）及附屬公司CIH Limited（「CIHL」），以及金山電池佔79.6%權益之附屬公司金山電能科技股份有限公司（前稱金山實業股份有限公司）（「金山電能」）以及公司佔87.24%權益之附屬公司GP工業之股本直接或間接擁有之股份權益如下：

	持有普通股份數目及所佔公司已發行股份百份比							
	金山電池		金山電能		CIHL		GP工業	
董事	*股份數目*	*百份比*	*股份數目*	*百份比*	*股份數目*	*百份比*	*股份數目*	*百份比*
羅仲榮	200,000	0.18	–	–	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	100,000	0.08	–	–
羅仲炳	–	–	–	–	–	–	–	–
羅仲煒	80,000	0.07	–	–	–	–	–	–
梁伯全	–	–	–	–	–	–	1,608,000	0.35
顧玉興	141,000	0.13	200,000	0.10	–	–	70,000	0.02
莊紹樑	–	–	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	152,000	0.12	–	–
王維勤	374,000	0.34	100,000	0.05	229,568	0.18	390,000	0.09
張定球	20,000	0.02	–	–	–	–	–	–
呂明華	–	–	–	–	–	–	–	–
羅肇強	–	–	–	–	40,000	0.03	–	–
陳志聰	–	–	–	–	–	–	–	–

除以上所披露外，於二零零四年九月三十日，各董事及總裁或其關連人士於公司或根據證券及期貨條例定義之聯營公司之證券沒有任何權益。

(2) 董事及總裁購買股份或債券之權利

(a) 本公司有一項根據於一九九九年九月二十八日通過之一項普通決議案而採納之高級職員認股權計劃（「舊認股權計劃」），使其董事可授予本公司及其任何附屬公司之合適僱員（包括執行董事）認購本公司股份之權利。舊認股權計劃於生效當日起計五年內被確認及有效，直至二零零二年九月十二日被按於同日通過之一項普通決議案而採納之新認股權計劃（「新認股權計劃」）所取代而終止。舊認股權計劃之目的是促使本公司能授予合適的僱員及董事認股權，以獎勵其對公司之貢獻。授予之認股權可於這等權利授予日起行使，於第五個週年日辦公時間止屆滿。然而，在舊認股權計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊認股權計劃的規則執行直至該特權完全行使或期滿。

(1) 董事及總裁於本公司及其聯營公司證券之權益

於二零零四年九月三十日，本公司之董事及總裁於本公司及其聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份及債券中，擁有根據證券及期貨條例第十五節須通知本公司及香港聯合交易所有限公司（「香港聯交所」），或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益及淡倉（包括根據該等條例任何該等董事及總裁已擁有或被當作擁有之權益或淡倉）如下：

(a) 公司股份之權益（好倉）

於二零零四年九月三十日，各董事及總裁擁有公司普通股份之權益如下：

	持有普通股份數目			公司已發行
	個人權益	家族權益	權益總數	股份之百分比
董事				%
羅仲榮	73,701,811	–	73,701,811	13.53
吳崇安	68,771,957	417,000	69,188,957	12.70
羅仲炳	–	3,239,066	3,239,066	0.59
羅仲煒	21,986,518	–	21,986,518	4.04
梁伯全	3,202,581	–	3,202,581	0.59
顧玉興	1,606,780	–	1,606,780	0.30
莊紹樑	474,500	–	474,500	0.09
周國偉	275,000	–	275,000	0.05
王維勤	1,790,081	–	1,790,081	0.33
張定球	1,947,549	–	1,947,549	0.36
呂明華	–	–	–	–
羅肇強	411,081	–	411,081	0.08
陳志聰	–	–	–	–

13. 資產負債表結算日後事項

於二零零四年十月，本公司可換股票據持有人行使交換權交換可換股票據之全部未償還本金額90,000,000港元為本集團所持之23,900,000股GP工業股份。緊隨交換後，本公司以代價119,600,000港元購回該23,900,000股GP工業股份。

業績概要

本集團截至二零零四年九月三十日止六個月之營業額為1,079,700,000港元，與去年同期之812,900,000港元比較，增加32.8%。未經審核股東應佔綜合溢利為55,600,000港元，比去年同期增加5.7%。每股基本盈利為10.2港仙，去年同期則為9.8港仙。

中期股息

董事局議決派發中期股息每股4.0港仙（二零零三年：4.0港仙）。以二零零四年十一月十二日（即本中期業績報告前之最後可行日期）已發行股份總數計算，合共派發股息約為21,785,000港元（二零零三年：21,644,000港元）。股息權證將於二零零四年十二月十七日寄予於二零零四年十二月十日之本公司登記股東。

暫停辦理股東登記

本公司將於二零零四年十二月七日至二零零四年十二月十日（包括首尾兩天）暫停辦理過戶登記，期間不會登記股份之轉讓。

如欲獲派中期股息，所有過戶文件連同有關股票須於二零零四年十二月六日下午四時前一併送達本公司股票過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

10. 應付賬項及費用

以下為於申報日期結算之應付賬項及費用之賬齡分析：

	二零零四年九月三十日 千港元	二零零四年三月三十一日 千港元
0 - 60天	**482,539**	389,841
61 - 90天	**68,224**	39,852
超過 90天	**336,569**	42,812
	887,332	472,505

11. 或然負債及資本承擔

	二零零四年九月三十日 千港元	二零零四年三月三十一日 千港元
或然負債：		
就聯營公司及共同控制公司獲授信貸而向銀行提供擔保	**135,466**	85,659
資本承擔：		
關於物業、廠房及設備：		
已簽約但未在財務報表撥備之資本承擔	**10,753**	16,281
已批准但未簽約之資本承擔	**–**	–
	10,753	16,281

於二零零四年九月三十日，集團亦承諾投資3,900,000港元於非上市證券。（二零零四年三月三十一日：3,900,000港元）。

12. 關連人仕交易

於期內，本集團與關連人仕進行以下交易：

	截至九月三十日止六個月 二零零四年 千港元	二零零三年 千港元
出售予聯營公司及共同控制公司	**44,685**	73,788
購買自聯營公司	**83,883**	59,344
自聯營公司之利息收入	**62**	377
自聯營公司之管理費收入	**5,605**	5,449
自聯營公司之租金收入	**4,050**	3,859

於資產負債表結算日，本集團與聯營公司及共同控制公司有以下往來賬列於應收賬項、應收票據及預付款項及應付賬項及費用內：

	二零零四年九月三十日 千港元	二零零四年三月三十一日 千港元
應收聯營公司及共同控制公司貨款	**79,701**	70,034
應付聯營公司及共同控制公司貨款	**41,216**	14,948
其他應付一間聯營公司之款項	**18,243**	18,243

上述所列應收貨款及應付貨款均無抵押、免息及可應要求償還。

香港利得税乃就期內估計應課税溢利按税率17.5%(二零零三年:17.5%)計算。

香港以外地區税項乃按有關司法管轄之現行税率計算。

7. **每股盈利**

每股基本盈利及攤薄盈利乃根據下列數據計算:

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
盈利		
全期純利及計算每股基本盈利之溢利	**55,576**	52,561
就可攤薄潛在股份攤薄主要附屬公司及聯營公司每股盈利之所佔溢利作出之調整	**(1,705)**	(1,841)
假設可換股票據被轉換作出之調整	**(4,529)**	(3,759)
計算每股攤薄盈利之盈利	**49,342**	46,961
	'000	*'000*
股份數目		
計算每股基本盈利之股份加權平均數	**543,414**	534,491
認股權之可攤薄潛在股份之影響	**7,462**	5,476
計算每股攤薄盈利之股份加權平均數	**550,876**	539,967

每股攤薄盈利之計算乃假設可換股票據被轉換為GP工業之股份。

8. **物業、廠房及設備**

於期內,本集團耗資約52,695,000港元(截至二零零三年九月三十日止六個月:59,757,000港元)於物業、廠房及設備,以擴展其業務。

9. **應收賬項、應收票據及預付款項**

本集團給予其貿易客戶之信貸一般由三十至一百二十天不等。以下為於申報日期結算之應收賬項、應收票據及預付款項之賬齡分析:

	二零零四年九月三十日	二零零四年三月三十一日
	千港元	*千港元*
0 - 60天	**515,454**	268,109
61 - 90天	**56,660**	27,983
超過 90天	**585,000**	266,240
	1,157,114	562,332

3. **其他營業支出**

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
攤銷購入附屬公司／業務引發之商譽	**1,112**	554
關閉於英國及中國工廠之費用	**–**	7,572
	1,112	8,126

4. **除稅前溢利**

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
營業溢利已減除以下項目：		
遞延支出攤銷	**3,242**	–
商標攤銷	**2,091**	2,091
物業、廠房及設備折舊及攤銷		
擁有之資產	**30,994**	20,552
財務租賃之資產	**595**	500

5. **投資淨收益**

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
出售一項投資變現之收益	**879**	–
持有其他投資未變現之淨(虧損)收益	**(6)**	185
	873	185

6. **稅項**

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
公司及其附屬公司：		
香港利得稅	**6,022**	5,686
香港以外其他地區稅項	**6,963**	5,739
遞延稅項	**(226)**	223
	12,759	11,648
所佔聯營公司及共同控制公司之稅項：		
香港利得稅	**3,741**	1,509
香港以外其他地區稅項	**15,304**	19,887
	19,045	21,396
	31,804	33,044

截至二零零三年九月三十日止六個月

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
營業額						
對外銷售	252	812,651	–	–	–	812,903
內部對銷	8	–	–	–	(8)	0
	260	812,651	–	–	(8)	812,903

內部業務銷售乃按現行市場價格進行。

業績						
業務業績	3,575	28,823	–	–	–	32,398
不能分類之企業費用						(20,073)
其他企業收入						10,969
營業溢利						23,294
投資淨收益						185
財務成本						
一業務	(197)	(16,074)	–	–	–	(16,271)
一企業						(19,441)
所佔聯營公司業績	(616)	51,320	62,282	8,755	–	121,741
攤銷購入聯營公司權益引發之溢價						(3,570)
攤銷購入一間聯營公司權益引發之折讓						768
應當出售部份附屬公司權益之虧損						(4,266)
應當出售部份聯營公司權益之虧損						(207)
除税前溢利						102,233
税項						(33,044)
未計少數股東權益前溢利						69,189
少數股東權益						(16,628)
全期純利						52,561

(b) *以地域分類*

集團營業額及除税前溢利以地域市場劃分如下：

	截至九月三十日止六個月			
	營業額		**除税前溢利**	
	二零零四年 千港元	二零零三年 千港元	**二零零四年 千港元**	二零零三年 千港元
中華人民共和國				
香港	**52,509**	38,089	**23,348**	11,949
內地	**103,924**	65,541	**12,467**	10,265
其它亞洲國家	**361,436**	311,426	**18,258**	17,346
歐洲	**264,278**	177,530	**10,344**	15,166
北美及南美洲	**234,859**	184,592	**26,129**	14,787
澳洲及新西蘭	**49,904**	32,915	**1,424**	22,333
其他	**12,760**	2,810	**7,433**	10,387
	1,079,670	812,903	**99,403**	102,233

1. **主要會計政策**

未經審核中期財務報表乃根據香港聯合交易所有限公司證券上市規則附錄十六中適用之披露要求及遵照香港會計師公會訂立之會計實務準則第25號「中期財務報告」之規定而編製。本財務報表所採用之會計政策乃按照本公司截至二零零四年三月三十一日止年度之財務報表一致之基準編製。

2. **分類資料**

本集團分類資料之分析如下：

(a) *以業務分類*

以主要活動分析營業額及除税前溢利如下：

截至二零零四年九月三十日止六個月

	科技及策略 *千港元*	電子 *千港元*	電池 *千港元*	電器 *千港元*	對銷 *千港元*	合計 *千港元*
營業額						
對外銷售	122,674	946,204	–	10,792	–	1,079,670
內部對銷	–	3,550	–	–	(3,550)	0
	122,674	949,754	–	10,792	(3,550)	1,079,670

內部業務銷售乃按現行市場價格進行。

	科技及策略 *千港元*	電子 *千港元*	電池 *千港元*	電器 *千港元*	對銷 *千港元*	合計 *千港元*
業績						
業務業績	(2,449)	46,993	–	8,852	–	53,396
不能分類之企業費用						(28,652)
其他企業收入						8,170
營業溢利						32,914
投資淨收益						873
財務成本						
一業務	(1,778)	(15,380)	–	(6,150)	–	(23,308)
一企業						(13,767)
所佔聯營公司及共同控制公司業績	(5,584)	66,930	54,646	(8,415)	–	107,577
攤銷購入聯營公司權益引發之溢價						(2,114)
攤銷購入一間聯營公司權益引發之折讓						518
出售／應當出售部份附屬公司權益之虧損						(3,290)
除税前溢利						99,403
税項						(31,804)
未計少數股東權益前溢利						67,599
少數股東權益						(12,023)
全期純利						55,576

商譽儲備 千港元	資本儲備 千港元	股本 贖回儲備 千港元	股息儲備 千港元	累積溢利 千港元	合計 千港元
(538,633)	582	35,358	54,298	1,030,696	1,278,387
–	–	–	–	–	3,972
–	3	–	–	–	(6,472)
–	–	–	–	55,576	55,576
–	–	–	(27,149)	(72)	(27,221)
–	–	–	(27,149)	(72)	(27,221)
–	–	–	21,785	(21,785)	0
–	–	–	–	–	(3,758)
(538,633)	585	35,358	21,785	1,064,343	1,273,263

商譽儲備 千港元	資本儲備 千港元	股本 贖回儲備 千港元	股息儲備 千港元	累積溢利 千港元	合計 千港元
(640,790)	36,879	35,358	18,617	934,244	998,919
–	–	–	–	–	10,495
2,363	–	–	–	–	2,363
(909)	482	–	–	–	52,986
–	–	–	–	52,561	52,561
–	–	–	(18,617)	(283)	(18,900)
–	–	–	21,644	(21,644)	0
–	–	–	–	–	(905)
(639,336)	37,361	35,358	21,644	964,878	1,097,519

簡明綜合權益變動表

截至二零零四年九月三十日止六個月

	股本 *千港元*	股本溢價 *千港元*	法定盈餘 *千港元*	物業 重估儲備 *千港元*	換算儲備 *千港元*
於二零零四年四月一日	271,095	456,971	11,303	100,603	(143,886)
發行新股(扣除開支)	1,213	2,759	–	–	–
所佔聯營公司及共同控制公司儲備	–	–	–	–	(6,475)
期內純利	–	–	–	–	–
已派發股息					
–二零零四年末期股息	–	–	–	–	–
–二零零四年特別股息	–	–	–	–	–
建議股息					
–二零零五年中期股息	–	–	–	–	–
貨幣調整	–	–	–	–	(3,758)
於二零零四年九月三十日	272,308	459,730	11,303	100,603	(154,119)

截至二零零三年九月三十日止六個月

	股本 *千港元*	股本溢價 *千港元*	法定盈餘 *千港元*	物業 重估儲備 *千港元*	換算儲備 *千港元*
於二零零三年四月一日	265,953	449,243	10,167	100,603	(211,355)
發行新股(扣除開支)	4,295	6,200	–	–	–
出售一間附屬公司	–	–	–	–	–
所佔聯營公司儲備	–	–	–	–	53,413
期內純利	–	–	–	–	–
已派發股息					
–二零零三年末期股息	–	–	–	–	–
建議股息					
–二零零四年中期股息	–	–	–	–	–
貨幣調整	–	–	–	–	(905)
於二零零三年九月三十日	270,248	455,443	10,167	100,603	(158,847)

簡明綜合現金流量表

截至九月三十日止六個月

	二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
經營業務之現金流入(外流)淨額	**78,527**	(20,425)
投資業務之現金流入淨額	**526,691**	12,024
融資活動之現金(外流)流入淨額	**(332,953)**	161,055
現金及等值現金之增加	**272,265**	152,654
期初之現金及等值現金	**252,618**	156,168
外幣兌換率變動之影響	**(3,073)**	3,030
期末之現金及等值現金	**521,810**	311,852

簡明綜合資產負債表

	附註	二零零四年九月三十日（未經審核）千港元	二零零四年三月三十一日（經審核）千港元
資產及負債			
非流動資產			
投資物業		**96,549**	138,980
物業、廠房及設備	8	**405,845**	318,433
所佔聯營公司及共同控制公司權益		**1,735,853**	2,194,249
商標		**54,376**	56,466
證券投資		**707,391**	143,808
長期應收賬項		**339,451**	–
給貿易夥伴之借款		**97,000**	97,000
遞延税項資產		**33,974**	–
遞延支出		**15,855**	–
商譽		**52,167**	7,425
		3,538,461	2,956,361
流動資產			
存貨		**445,726**	280,923
應收賬項、應收票據及預付款項	9	**1,157,114**	562,332
證券投資		**148,632**	149,786
應收股息		**19,668**	22,583
可收回税項		**2,162**	960
銀行結存、存款及現金		**535,301**	259,319
		2,308,603	1,275,903
流動負債			
應付賬項及費用	10	**887,332**	472,505
財務租賃責任		**3,809**	2,742
税項		**22,986**	11,290
銀行貸款、透支及商業信貸		**978,518**	949,378
		1,892,645	1,435,915
流動資產（負債）淨值		**415,958**	(160,012)
總資產減去流動負債		**3,954,419**	2,796,349
少數股東權益		**868,804**	272,836
非流動負債			
借款		**1,701,102**	1,147,243
可換股票據		**89,818**	88,507
遞延税項		**21,432**	9,376
		1,812,352	1,245,126
資產淨值		**1,273,263**	1,278,387
資本及儲備			
股本		**272,308**	271,095
儲備		**1,000,955**	1,007,292
股東資金		**1,273,263**	1,278,387

簡明綜合損益表

截至九月三十日止六個月

	附註	二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
營業額	2	**1,079,670**	812,903
銷售成本		**(864,719)**	(655,270)
毛利		**214,951**	157,633
其他收入		**61,338**	25,429
分銷成本		**(93,775)**	(60,332)
行政支出		**(148,488)**	(91,310)
其他營業支出	3	**(1,112)**	(8,126)
營業溢利	4	**32,914**	23,294
投資淨收益	5	**873**	185
財務成本		**(37,075)**	(35,712)
所佔聯營公司及共同控制公司業績		**107,577**	121,741
攤銷購入聯營公司引發之溢價		**(2,114)**	(3,570)
攤銷購入一間聯營公司引發之折讓		**518**	768
出售／應當出售部份附屬公司權益之虧損		**(3,290)**	(4,266)
應當出售部份聯營公司權益之虧損		**–**	(207)
除税前溢利		**99,403**	102,233
税項	6	**(31,804)**	(33,044)
未計少數股東權益前溢利		**67,599**	69,189
少數股東權益		**(12,023)**	(16,628)
全期純利		**55,576**	52,561
中期股息		**21,785**	21,644
每股盈利	7		
基本		**10.2仙**	9.8仙
攤薄		**9.0仙**	8.7仙

財務回顧

金山工業於期內之銀行貸款淨額增加308,000,000港元至2,148,000,000港元，主要由於GP工業增持CIHL股權及綜合計入兆光科技之銀行貸款。於二零零四年九月三十日，集團之股東資金及少數股東權益合共2,142,000,000港元，集團之借貸比率（按綜合銀行貸款淨額除以股東資金及少數股東權益計算）為1（於二零零四年三月三十一日，集團之借貸比率為1.19）。金山工業之借貸比率為0.86（於二零零四年三月三十一日為0.89），GP工業之借貸比率為0.45（於二零零四年三月三十一日為0.48），而金山電池之借貸比率則為0.91（於二零零四年三月三十一日為0.75）。CIHL於二零零四年九月三十日及二零零三年十二月三十一日均持有淨現金。

集團貫徹其審慎管理外匯及利率風險的策略，透過安排遠期合約、本地貨幣借貸及於當地採購等措施使貨幣資產及貨幣負債相稱，從而將匯率波動所帶來的風險減至最低。於二零零四年九月三十日，集團有37%（二零零四年三月三十一日：45%）之銀行貸款屬循環性或一年內償還借貸，其餘63%（二零零四年三月三十一日：55%）則大部份為一年至五年內償還貸款。集團之銀行貸款大部份以浮息計算，而美元、新加坡元及港元所佔比例分別約為15%、34%及45%。

員工人數及薪酬制度

於二零零四年九月三十日，集團之主要業務部門在全球聘用員工逾18,000人（二零零四年三月三十一日：18,000人）。集團定期檢討其薪酬制度，確保於個別勞工市場能維持在具競爭力之水平。除了基本薪酬外，集團更設有獎金及認股權計劃，由董事局按個別員工之表現及集團業績決定法發放予合資格及表現出色的員工。

展望

在原材料價格波動、加息及中國實施的緊縮經濟調控政策的影響下，預料集團之主要業務部門的營商環境將會波動，市場競爭亦將十分激烈。

金山電池之銷售預料將保持穩定，不過原料價格持續高企，經營環境將會困難，金山電池會繼續執行嚴謹的成本控制以保持競爭力。

CIHL大部份市場之營商環境將繼續改善，同時CIHL會繼續投資拓展照明系統業務。倘無不可逆料的情況，集團旗下之電子業務在下半年度之業務前景保持樂觀。

2. CIH Limited－由GP工業持有其65.1%股權

- GP工業於期內從公開市場增購CIHL的股份，令其於CIHL之股權由二零零四年三月三十一日之49.3%增加至65.1%，CIHL隨而成為GP工業的附屬公司。

- 雖然市場競爭仍然激烈，大部份市場之業務表現均有改善。縱使原料成本一直上漲，CIHL之邊際毛利仍能保持在去年同期之水平。

- 截至二零零四年九月三十日止之三個月，CIHL與法國施耐德電氣各佔一半股權、從事電器配件及裝置系統之合資公司—奇勝亞洲集團有限公司之營業額錄得大幅增長，此乃由於亞洲和中東多個市場的市況良好，帶動更多建築項目。在中國，營商環境較穩定，惟市場競爭仍然非常激烈。

- 照明系統業務持續增長。CIHL積極推廣PIERLITE及GP品牌的照明產品，並加強銷售及產品研發隊伍。

3. 金山電池－由GP工業持有49.1%股權

- 金山電池銷售上升9.1%，除稅及少數股東權益後之綜合純利則下降16.6%。

- 營業額增加主要由於鎳氫充電池及一次性鹼性柱型消費電池之銷售持續上升。雖然鋰離子充電池之整體銷售上升，但自年中開始市場供過於求，令市場競爭變得更為激烈。

- 純利下降主要由於原材料尤其鎳及鈷之價格上漲，加上因中國惠州兩家工廠之鎘事件涉及的特殊支出所致。金山電池因應原材料價格上升，在營運經費及開支方面加強實施成本控制，溢利跌幅得以收窄。

- 金山電池持有75%股權、從事生產一次性鹼性柱型消費電池之中銀（寧波）電池有限公司繼續表現強勁。

科技及策略部

隨GP工業於二零零四年四月增持CIHL之股權至高於50%後，以開發及銷售發光二極管(LED)大型屏幕為主要業務之兆光科技有限公司亦成為集團的附屬公司。目前，金山工業及CIHL分別持有兆光科技之46.6%及29.6%股權。兆光科技繼續面對嚴峻的市場競爭，尤其在美國市場，兆光科技投入更多資源以精簡營運架構及開發新產品，提高競爭力。

金山工業（集團）有限公司（「本公司」）或（「金山工業」）董事局謹公佈本公司及其附屬公司（「本集團」）截至二零零四年九月三十日止六個月之未經審核綜合業績。業績已經本公司之審計委員會審閱。

業績摘要

- 金山工業於截至二零零四年九月三十日止六個月之綜合營業額為1,080,000,000港元，較去年同期上升32.8%，主要由於電子業務表現良好。同時，兆光科技有限公司及CIHL於二零零四年四月成為集團之附屬公司，兩家公司之銷售被綜合入賬，令整體銷售增加。
- 股東應佔溢利為55,600,000港元，增長5.7%
- 每股盈利由9.8港仙增至10.2港仙，上升4%
- 派發中期股息每股4.0港仙（二零零三／零四：4.0港仙）

業務回顧

GP工業－由金山工業擁有87.2%股權

1. 電子部

- 電子部業務繼續表現良好。因專業及商業用電子產品之銷量增加，電子業務之銷售較去年同期增長12.9%，而中國經濟發展蓬勃，令部件聯營公司之盈利貢獻繼續增長強勁，因此期內電子產品及部件業務之溢利上升超過60%。
- 汽車配線產品之銷售增長約14%，盈利貢獻保持穩定。出口往日本之銷售穩定，而美國客戶之需求增長強勁。不過，中國政府最近實施的緊縮經濟政策壓抑了國內對轎車的需求，令國內配線聯營公司之盈利貢獻因而下降。
- 電纜業務繼續表現良好。雖然原料成本上漲，來自電纜業務之盈利貢獻仍得到改善。
- 揚聲器之銷售及盈利貢獻保持穩定，而英國揚聲器業務之銷售增加6%。

集團架構



金山工業（集團）有限公司
香港上市
GP工業有限公司
新加坡上市
87.2%*
科技及策略部
電子業務
電子及零部件
汽車配線及電纜
揚聲器
CIH Limited
裝置電器
照明系統
LED大型屏幕#
其他電子及電器產品
新加坡上市
65.1%*
金山電池
國際有限公司
充電池
一次性電池
新加坡上市
49.1%*
兆光科技有限公司#
(46.6%)
LED大型屏幕
國際之獅有限公司##
(100%)
分銷業務

* *百份率為金山工業或GP工業於二零零四年十一月十二日所持之股權*

\# *CIH Limited目前亦持有兆光科技之29.6%股權*

\## *持有一幢自用的工業大廈*

集團簡介

金山工業集團為一家亞洲跨國集團，透過其在新加坡上市之主要投資工具—GP工業有限公司擁有多元化之優質工業投資項目，集團旗下之科技及策略部則從事發展新產品科技及策略性投資。在工業範疇方面，集團之主要產品類別已在亞太區建立領導地位，其中包括「**GP超霸**」電池及「**CLIPSAL奇勝**」裝置電器。

集團母公司金山工業（集團）有限公司[香港聯交所股票編號: 40] 於一九六四年成立，並自一九八四年在香港上市。

金山工業現時擁有GP工業87.2%*股權，GP工業則擁有CIH Limited之65.1%*股權及金山電池國際有限公司之49.1%*股權。GP工業、CIH及金山電池均在新加坡上市。

GP工業除了於CIH及金山電池之投資外，亦從事發展、產製及經銷電子與零部件、汽車配線、電纜及揚聲器等。

金山工業集團現時之生產設施、產品研究發展及銷售辦事處遍佈全球超過十個國家。連同所有業務部門，目前集團於世界各地共聘用超過一萬八千名員工。

* *於二零零四年十一月十二日*

公司資料

董事局	**執行董事** 羅仲榮，*主席兼總裁* 吳崇安，*副主席* 羅仲炳 羅仲煒 梁伯全 顧玉興 莊紹樑 周國偉 王維勤 **非執行董事** 張定球 呂明華* 羅肇強* 陳志聰* * *獨立非執行董事*
審計委員會	羅肇強，*主席* 張定球 呂明華 陳志聰
核數師	德勤•關黃陳方會計師行
秘書及註冊辦事處	黃文傑 香港新界葵涌葵榮路30號 金山工業中心8樓 電話：(852) 2427 1133 傳真：(852) 2489 1879 電郵：gp@goldpeak.com 網址：www.goldpeak.com
股票過戶登記處	雅柏勤證券登記有限公司 香港灣仔告士打道56號 東亞銀行港灣中心地下
美國預託證券機構	The Bank of New York 101 Barclay Street, 22nd Floor New York, NY10286, USA

重要日期

截止過戶：	二零零四年十二月七日至十二月十日
派發中期股息：	於二零零四年十二月十七日

商界展關懷
caringcompany 2002-04

Gold Peak Industries (Holdings) Limited

金山工業(集團)有限公司

GOLD PEAK

二零零四/零五年度
中期報告

40 GOLD PEAK 1964-2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a licensed securities dealer or other bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular to the purchaser or other transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Exemption#82-3604

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

RECEIVED
2004 DEC 15 P 3:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DISCLOSEABLE TRANSACTION
TRANSACTIONS RELATING TO APPROXIMATELY 5.2% INTEREST IN GP INDUSTRIES LIMITED

40 GOLD PEAK 1964-2004

10th November, 2004

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	the board of Directors
"Buy-back"	the transfer of 23,910,177 GPI Shares by WhiteRock to the Company pursuant to the Sale and Purchase Agreement
"CIHL"	CIH Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 65.15% owned subsidiary of GP Industries
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Hong Kong Stock Exchange
"Directors"	directors of the Company
"Exchange"	the transfer of 23,910,177 GPI Shares by the Company to WhiteRock upon the exercise of the Exchange Rights by WhiteRock
"Exchange Price"	the exchange price of S$0.845 of the GPI Shares at an exchange rate of S$1=HK$4.453 subject to adjustments as set out in the Note
"Exchange Rights"	the rights attached to the Note to exchange the same or a part thereof into GPI Shares
"Gold Peak Group"	the Company and its subsidiaries
"GP Batteries"	GP Batteries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 49.08% associate of GP Industries
"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 87.23% owned subsidiary of the Company
"GPI Shares"	existing ordinary shares of S$0.20 each of GP Industries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	8th November, 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Note"	the HK$80 million convertible and/or exchangeable note issued by the Company pursuant to the Subscription Agreement
"Sale and Purchase Agreement"	a sale and purchase agreement dated 21st October, 2004 entered into between WhiteRock and the Company in relation to the Buy-back
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Singapore Stock Exchange"	The Singapore Exchange Securities Trading Limited
"Share(s)"	ordinary shares of HK$0.50 each of the Company
"Singapore"	the Republic of Singapore
"Subscription Agreement"	a conditional subscription agreement dated 12th October, 2000 (as supplemented by a supplemental deed dated 9th February, 2001) entered into between the Company and WhiteRock in connection with the issue of the Note by the Company, the completion of which took place on 31st October, 2000
"Transactions"	the Exchange and the Buy-back
"WhiteRock"	WhiteRock Investments I Limited, a company incorporated in the British Virgin Islands with limited liability
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singapore dollars, the lawful currency of Singapore
"%"	per cent.

In this circular, unless otherwise stated, certain amounts denominated in Singapore dollars have been translated (for information only) into Hong Kong dollars at an exchange rate of S$1=HK$4.676. Such conversions shall not be construed as representations that amounts in Singapore dollars could have been or could be converted into Hong Kong dollars (or vice versa) at such exchange rate or any other exchange rate.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Board of Directors
Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-Executive Directors:
Vincent CHEUNG Ting Kau
LUI Ming Wah*
John LO Siew Kiong*
Frank CHAN Chi Chung*

* *Independent Non-Executive Director*

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

10th November, 2004

To the shareholders of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
TRANSACTIONS RELATING TO APPROXIMATELY 5.2% INTEREST IN GP INDUSTRIES LIMITED

1. INTRODUCTION

The Board announced that the Company has on 21st October, 2004 entered into the Sale and Purchase Agreement to purchase from WhiteRock 23,910,177 GPI Shares, representing approximately 5.2% of the existing issued share capital of GP Industries.

The Sale and Purchase Agreement constitutes a discloseable transaction for the Company under the Listing Rules.

The purpose of this circular is to provide you with the background and further information relating to the Sale and Purchase Agreement.

2. BACKGROUND

On 12th October, 2000, the Company entered into the Subscription Agreement in connection with the issue of the Note to WhiteRock by the Company. Pursuant to the terms of the Subscription Agreement, the Note will mature and will be repaid to WhiteRock on the date falling five years after the Note was issued. There is no early redemption option for the Note. The Note bears interest from the date of issue at the rate of 3% per annum, accrued on a yearly basis (pro-rated in the event of an incomplete year) on the principal amount of the Note outstanding from time to time. Interest accrued thereon are capitalized and form part of the principal amount of the Note.

WhiteRock has been granted with the rights at any time during the period from the date of issue to the maturity date of the Note (both days inclusive), either (i) to convert in whole or in part the Note into new Shares at the conversion price of HK$2.60 per Share subject to such amendment to the conversion price of the Note as mentioned below; or (ii) to exchange in whole or in part the Note into GPI Shares at the Exchange Price; or (iii) a combination of (i) and (ii).

Completion of the Subscription Agreement took place on 31st October, 2000 and the Note was issued to WhiteRock by the Company on the same date.

On 9th February, 2001, the Company entered into a supplemental deed to the Subscription Agreement in connection with the variation of the conversion price of the Note from HK$2.60 per Share to HK$2.20 per Share for the period from 9th February, 2001 to 8th February, 2002.

Since its date of issue, no conversion and/or exchange of the Note, either in whole or in part, has been made by WhiteRock.

3. THE TRANSACTIONS

On 19th October, 2004, the Company received a notice of exchange from WhiteRock pursuant to which WhiteRock exercised the Exchange Rights to exchange all the outstanding principal amount of the Note as at 21st October, 2004 into GPI Shares at the Exchange Price. As at 21st October, 2004, the outstanding principal amount of the Note was HK$89,968,854 (representing the face value of the Note of HK$80,000,000 and the interest accrued on the Note from the date of issue of the Note on 31st October, 2000 to 21st October, 2004 of HK$9,968,854 which were capitalized and formed part of the principal amount of the Note) and the Note was exchangeable into 23,910,177 GPI Shares at the Exchange Price. The Exchange took place on 21st October, 2004.

On 21st October, 2004, the Company entered into the Sale and Purchase Agreement with WhiteRock pursuant to which WhiteRock had agreed to sell to the Company and the Company had agreed to purchase from WhiteRock the same 23,910,177 GPI Shares for a consideration of S$25,583,889 (or approximately HK$119.63 million) in cash and payable on the third business day after 21st October, 2004.

The consideration of S$25,583,889 (or approximately HK$119.63 million) was satisfied by the internal resources of the Company and was duly paid to WhiteRock on 27th October, 2004.

4. THE SALE AND PURCHASE AGREEMENT

The following is a summary of the principal terms of the Sale and Purchase Agreement:

Date

21st October, 2004

Parties

Vendor	:	WhiteRock, an overseas fund which specializes in event-driven technology investments
Purchaser	:	the Company

To the best of knowledge, information and belief of the Directors having made all reasonable enquiries, WhiteRock and its ultimate beneficial owners are independent of the Company and with each of the Directors, chief executive or substantial shareholders of the Company and its subsidiaries, and each of their respective associates (as defined in the Listing Rules). Prior to and after the Transactions, WhiteRock did not hold any existing shareholding interest in the Company.

Assets being transferred

23,910,177 GPI Shares, representing approximately 5.2% of the existing issued share capital of GP Industries.

Consideration

The consideration was based on S$1.07 per GPI Share amounting to the aggregate consideration of S$25,583,889 (or approximately HK$119.63 million) in cash and payable on the third business day after 21st October, 2004. The consideration was satisfied by the internal resources of the Company and was duly paid on 27th October, 2004.

The consideration was determined after arm's length negotiations based on various factors including the earnings potential and growth prospects of GP Industries and the market value of the GPI Shares.

The consideration of S$1.07 per GPI Share represented (i) a premium of 7% over the closing price of S$1.00 per GPI Share quoted on the Singapore Stock Exchange on the trading day immediately preceding the date of the Sale and Purchase Agreement and (ii) a premium of approximately 4.4% over the average closing price of S$1.025 per GPI Share quoted on the Singapore Stock Exchange for the 60 trading days immediately preceding the date of the Sale and Purchase Agreement.

Completion

Completion took place immediately after the signing of the Sale and Purchase Agreement, which was 21st October, 2004.

5. INFORMATION ON GP INDUSTRIES

GP Industries has been listed on the Main Board of the Singapore Stock Exchange since 1995 and a component stock of SingEquities Electronics Index since December 1999. GP Industries currently holds an approximately 65.15% interest in CIHL and an approximately 49.08% interest in GP Batteries. CIHL and GP Batteries have been listed on the Singapore Stock Exchange since 1992 and 1991 respectively and are component stocks of the Business Times Singapore Regional Index. CIHL is principally engaged in the development, manufacture and marketing of electrical installation products. GP Batteries is engaged in the development, manufacture and marketing of batteries and related products.

In addition to its investment in CIHL and GP Batteries, GP Industries is also engaged in the development, manufacture and marketing of a wide range of products including electronics and components, wire harness and cables as well as acoustics. GP Industries is the main industrial investment vehicle of the Company which held approximately 87.23% interest in GP Industries as at the Latest Practicable Date.

6. SUMMARY OF FINANCIAL RESULTS OF GP INDUSTRIES

A summary of the audited consolidated results of GP Industries for the two years ended 31st March, 2004 are as follows:

	Year ended 31st March,	
	2003	**2004**
	S$'000	*S$'000*
Turnover	321,719	374,545
Profit before tax and minority interests	42,817	100,844
Profit after tax and minority interests	31,953	82,639

The audited net tangible assets of GP Industries as at 31st March, 2004 amounted to approximately S$402.8 million.

7. SHAREHOLDING STRUCTURE OF GP INDUSTRIES BEFORE AND AFTER THE TRANSACTIONS

Before the Transactions, GP Industries had an existing issued share capital of 458,223,443 shares, of which 399,715,443 shares were held by the Company, representing approximately 87.23% of the existing issued share capital of GP Industries. After the Transactions, the interests of the Company in GP Industries would remain unchanged and GP Industries continue to be an approximately 87.23% owned subsidiary of the Company.

8. REASONS FOR THE BUY-BACK

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, audio equipment, electrical installation products and various electronic products.

The Company is committed to the long-term objective of maximizing shareholder value through strategic acquisitions and disposals and rationalization of the existing businesses and corporate structure of Gold Peak Group. This strategy began with the transfer by the Company of its entire interests in GP Batteries and CIHL to GP Industries in 2000 whereby GP Industries became the main industrial investment vehicle of the Company. The Company pursued this strategy further in April 2004 when GP Industries acquired further interests in CIHL which resulted in CIHL becoming a direct subsidiary of GP Industries and an indirect subsidiary of the Company. GP Industries has experienced strong robust growth in its business and earnings during the last two financial years. The Buy-back therefore presents a good opportunity for the Company to maintain its interests in GP Industries at a price that reflects its underlying value and is in line with the Company's long-term objective of maximizing shareholder value. The Buy-back also manifests the Company's full confidence in the business and future prospects of the GP Industries thereby sending positive assurances to its business partners, customers and investors and consolidating their relationship with GP Industries which will in turn benefit the Company in the long run.

The Board believes that the terms of the Sale and Purchase Agreement are fair and reasonable and the Buy-back is in the interests of the Company and its shareholders as a whole.

9. FINANCIAL EFFECTS OF THE TRANSACTIONS

The principal effects of the Transactions are that the Note in the principal amount of Hk$89,968,845 would be eliminated as a non-current liability from the balance sheet of the Company while the interests of the Company in GP Industries would be maintained at the same level immediately before the Transactions. The Company would record an unaudited loss of approximately HK$4.7 million upon the Exchange. Save as aforesaid, the Transactions would not give rise to any material effect on the working capital, gearing ratio and the net assets of Gold Peak Group.

10. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other fact with regard to the Company, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

(a) As at the Latest Practicable Date, the interests and short positions of the Directors and Chief Executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules to be notified to the Company and the Hong Kong Stock Exchange were as follows:

(i) The Company

Name of Director	Number of Shares held Personal interests	Family interests	Total interests	Approximate percentage shareholding in the issued share capital of the Company (%)
Victor LO Chung Wing	73,701,811	–	73,701,811	13.53
Andrew NG Sung On	68,771,957	417,000	69,288,957	12.72
Kevin LO Chung Ping	–	3,239,066	3,239,066	0.59
Paul LO Chung Wai	21,986,518	–	21,986,518	4.04
LEUNG Pak Chuen	3,202,581	–	3,202,581	0.59
Richard KU Yuk Hing	1,606,780	–	1,606,780	0.30
Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
CHAU Kwok Wai	275,000	–	275,000	0.05
Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.36
LUI Ming Wah	–	–	–	–
John LO Siew Kiong	411,081	–	411,081	0.08
Frank CHAN Chi Chung	–	–	–	–

Name of Director	Number of Shares in respect of which options have been granted and remain outstanding at an exercise price per Share of HK$1.41 with option period from 8th May, 2000 to 7th May, 2005	HK$1.45 with option period from 30th March, 2001 to 29th March, 2006	HK$1.17 with option period from 18th April, 2003 to 17th October, 2007	HK$1.84 with option period from 2nd October, 2003 to 1st October, 2008
Victor LO Chung Wing	1,250,000	1,250,000	-	1,600,000
Andrew NG Sung On	1,000,000	1,000,000	-	1,600,000
Kevin LO Chung Ping	625,000	625,000	650,000	1,000,000
Paul LO Chung Wai	625,000	625,000	650,000	1,000,000
LEUNG Pak Chuen	-	-	-	-
Richard KU Yuk Hing	-	625,000	-	500,000
Andrew CHUANG Siu Leung	-	625,000	-	500,000
CHAU Kwok Wai	-	625,000	500,000	600,000
Raymond WONG Wai Kan	-	625,000	-	1,000,000
Vincent CHEUNG Ting Kau	-	-	300,000	400,000
LUI Ming Wah	-	-	250,000	300,000
John LO Siew Kiong	-	-	250,000	200,000
Frank CHAN Chi Chung	-	-	-	-

(ii) Associated Corporations

Name of Director	Number of ordinary shares held in GP Batteries	Approximate percentage shareholding in the issued share capital of GP Batteries (%)	Number of ordinary shares held in Gold Peak Industries (Taiwan) Limited	Approximate percentage shareholding in the issued share capital of Gold Peak Industries (Taiwan) Limited (%)	Number of ordinary shares held in CIHL	Approximate percentage shareholding in the issued share capital of CIHL (%)	Number of ordinary shares held in GP Industries	Approximate percentage shareholding in the issued share capital of GP Industries (%)
Victor LO Chung Wing	200,000	0.18	-	-	-	-	-	-
Andrew NG Sung On	833,332	0.76	500,000	0.25	100,000	0.08	-	-
Kevin LO Chung Ping	-	-	-	-	-	-	-	-
Paul LO Chung Wai	80,000	0.07	-	-	-	-	-	-
LEUNG Pak Chuen	-	-	-	-	-	-	1,608,000	0.35
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	-	-	70,000	0.02
Andrew CHUANG Siu Leung	-	-	-	-	-	-	45,000	0.01
CHAU Kwok Wai	-	-	-	-	152,000	0.12	-	-
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	229,568	0.18	390,000	0.09
Vincent CHEUNG Ting Kau	20,000	0.02	-	-	-	-	-	-
LUI Ming Wah	-	-	-	-	-	-	-	-
John LO Siew Kiong	-	-	-	-	40,000	0.03	-	-
Frank CHAN Chi Chung	-	-	-	-	-	-	-	-

Name of Director	Number of GP Batteries shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$1.410 with option period from 17th March, 2002 to 16th March, 2010	S$1.600 with option period from 11th October, 2002 to 10th October, 2010	S$1.250 with option period from 5th August, 2004 to 4th August, 2012	S$2.500 with option period from 25th June, 2005 to 24th June, 2013
Andrew NG Sung On	200,000	200,000	190,000	190,000
Richard KU Yuk Hing	-	-	-	170,000
Raymond WONG Wai Kan	-	-	120,000	120,000

Name of Director	Number of CIHL shares in respect of which options have been granted at an exercise price per share of S$2.025 with option period from 25th May, 2002 to 24th May, 2010
Victor LO Chung Wing	200,000
CHAU Kwok Wai	160,000
John LO Siew Kiong	110,000

Name of Director	Number of GPI Shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$0.456 with option period from 14th April, 2002 to 13th April, 2010	S$0.62 with option period from 4th April, 2003 to 3rd April, 2011	S$0.55 with option period from 14th August, 2003 to 13th August, 2012	S$0.88 with option period from 15th September, 2004 to 14th September, 2013	S$1.03 with option period from 5th July, 2005 to 4th July, 2014
Victor LO Chung Wing	300,000	600,000	384,000	384,000	400,000
LEUNG Pak Chuen	-	-	-	350,000	380,000
Andrew CHUANG Siu Leung	110,000	200,000	130,000	130,000	150,000
CHAU Kwok Wai	-	-	-	-	180,000
Raymond WONG Wai Kan	110,000	220,000	140,000	140,000	180,000

(b) Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Chief Executive of the Company had any interests or short positions in the shares, underlying Shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

3. SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSON'S INTEREST IN SHARES AND UNDERLYING SHARES

As at the Latest Practicable Date, so far as was known to the Directors and the Chief Executive of the Company, the following person (not being a Director or Chief Executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of shareholder	Capacity	Number of Shares held *(shares)*	Approximate percentage shareholding in the issued share capital of the Company *(%)*
Schneider Electric Industries SA	Beneficial owner	54,564,000	10.02

As at the Latest Practicable Date, so far as was known to the Directors and the Chief Executive of the Company, the following persons (not being a Director or Chief Executive of the Company) were, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of Gold Peak Group:

Name of member of Gold Peak Group	Name of person interested in 5% or more of the issued share capital of the member of Gold Peak Group	Approximate percentage of the issued share capital held by the person *(%)*
CIH Limited	Belvedire Pty Ltd	17.50
Goldmax International (China) Limited	Huizhou Demao Industry Co Ltd	15.00
KEF America Inc.	The Chanin Family Limited Partnership	30.91
GP Precision Parts (Huizhou) Co Ltd	Huizhou Desay Industry Co Ltd	30.00
GP Electronics (Huizhou) Ltd	Huizhou Desay Industry Co Ltd	15.00
	World Perfect International Ltd	15.00
Huizhou GP Wiring Technology Limited	Furukawa Automotive Parts Inc.	10.00
	Huizhou Desay Industry Co Ltd	10.00

Name of member of Gold Peak Group	Name of person interested in 5% or more of the issued share capital of the member of Gold Peak Group	Approximate percentage of the issued share capital held by the person (%)
GP Electronics (Huizhou) Co. Ltd	Desay Group Corporation	7.14
GP Auto Cable (Huizhou) Ltd	Furukawa Automotive Parts Inc.	10.00
Clipsal Marketing (Private) Limited	Orient Distribution System (Pvt) Ltd	49.00
Lighthouse Technologies Ltd	Lighthouse International Holdings Ltd	10.11
	C.I. Holdings Ltd.	9.33
Pierlite Lighting (China) Limited	Desay Group Corporation	10.00

Save as disclosed above, the Directors and the Chief Executive of the Company are not aware of any person (other than a Director or Chief Executive of the Company) who, as at the Latest Practicable Date, had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of Gold Peak Group.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

None of the Directors or chief executive of the Company or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or may compete with the business of Gold Peak Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of Gold Peak Group (excluding contracts expiring or not determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

7. GENERAL

(a) The secretary of the Company is Mr. WONG Man Kit who is a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Secretaries and Administrators.

(b) The qualified accountant of the Company is Mr. Raymond WONG Wai Kan who is a fellow member of the Association of Chartered Certified Accountants of the United Kingdom, a Certified Public Accountant in both Hong Kong and the United Kingdom, as well as a Certified Financial Consultant of the Institute of Financial Consultants of Canada and the United States of America. He is also a member of the Institute of Chartered Secretaries and Administrators of the United Kingdom and the Institute of Business Administration of the United States. He is also a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered office of the Company is at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong. The share registrars and transfer office of the Company is Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

6. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，就董事所知，本公司或其任何附屬公司亦無尚未了結或面臨的重大訴訟或仲裁。

7. 一般資料

(a) 本公司之秘書為黃文傑先生，彼為香港會計師公會資深會員及特許秘書及行政人員公會會員。

(b) 本公司之專業會計師為王維勤先生。王維勤先生為特許公認會計師公會資深會員、香港及英國執業會計師、加拿大及美國Institute of Financial Consultants之認可財務顧問、英國特許秘書及行政人員公會會員及美國Institute of Business Administration會員，他亦為香港會計師公會會員。

(c) 本公司之註冊辦事處設於香港新界葵涌葵榮路30號金山工業中心8樓。股票過戶登記處為雅柏勤證券登記有限公司，位於香港灣仔告士打道56號東亞銀行港灣中心地下。

(d) 如本文件之中英文內容有任何分歧，乃以英文本為準。

金山工業集團成員名稱	擁有金山工業集團成員已發行股份5%或以上人士名稱	該人士所佔已發行股份百分比（百分率）
惠州市金山電子有限公司	惠州市德賽集團有限公司	7.14
惠州金山電裝有限公司	日本古河汽車配件有限公司	10.00
Clipsal Marketing (Private) Limited	Orient Distribution System (Pvt) Ltd	49.00
兆光科技有限公司	Lighthouse International Holdings Ltd	10.11
	C.I. Holdings Ltd.	9.33
具亞亮照明（惠州）有限公司	惠州市德賽集團有限公司	10.00

除以上所披露者外，於最後實際可行日期，本公司董事或總裁沒有察覺任何人士（惟本公司之董事或總裁除外）擁有根據證券及期貨條例第十五節第二及三章須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人直接或間接地擁有可於金山工業集團任何成員之股東大會上任何情況下進行投票權利之已發行股本面值之5%或以上。

4. 董事於競爭業務之權益

本公司之董事或總裁或彼等各自之聯繫人士（定義見上市規則）概無於與金山工業集團存在競爭或可能存在競爭之業務上擁有任何權益。

5. 服務合約

於最後實際可行日期，本公司概無與其任何董事訂立或建議訂立任何服務協議（不包括於一年內屆滿或由本公司終止而毋須作出賠償（法定賠償除外）之合約）。

3. 主要股東及其他人士於股份及相關股份之權益

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）擁有根據證券及期貨條例第十五節第二及三章須通知本公司之本公司股份或相關股份之權益或淡倉：

股東名稱	身份	持有股份數目 （股數）	約佔本公司已發行股份百分比 （百分率）
Schneider Electric Industries SA	受益人	54,564,000	10.02

於最後實際可行日期，就本公司董事或總裁所知，下列人士（本公司之董事或總裁除外）直接或間接地擁有可於金山工業集團任何成員之股東大會上任何情況下進行投票權利之已發行股本面值之5%或以上。

金山工業集團成員名稱	擁有金山工業集團成員已發行股份5%或以上人士名稱	該人士所佔已發行股份百分比 （百分率）
CIH Limited	Belvedire Pty Ltd	17.50
第一電聲企業惠州有限公司	惠州市德茂實業有限公司	15.00
KEF America Inc.	The Chanin Family Limited Partnership	30.91
惠州金山精密部件有限公司	惠州市德賽工業發展有限公司	30.00
柏惠電子有限公司	惠州市德賽工業發展有限公司	15.00
	唯弘國際有限公司	15.00
惠州金山線束科技有限公司	日本古河汽車配件有限公司	10.00
	惠州市德賽工業發展有限公司	10.00

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之金山電池股份數目			
	1.410坡元認購期由二零零二年三月十七日至二零一零年三月十六日	1.600坡元認購期由二零零二年十月十一日至二零一零年十月十日	1.250坡元認購期由二零零四年八月五日至二零一二年八月四日	2.500坡元認購期由二零零五年六月二十五日至二零一三年六月二十四日
吳崇安	200,000	200,000	190,000	190,000
顧玉興	–	–	–	170,000
王維勤	–	–	120,000	120,000

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之CIHL股份數目 2.025坡元 認購期由二零零二年五月二十五日至二零一零年五月二十四日
羅仲榮	200,000
周國偉	160,000
羅肇強	110,000

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之GP工業股份數目				
	0.456坡元認購期由二零零二年四月十四日至二零一零年四月十三日	0.620坡元認購期由二零零三年四月四日至二零一一年四月三日	0.55坡元認購期由二零零三年八月十四日至二零一二年八月十三日	0.88坡元認購期由二零零四年九月十五日至二零一三年九月十四日	1.03坡元認購期由二零零五年七月五日至二零一四年七月四日
羅仲榮	300,000	600,000	384,000	384,000	400,000
梁伯全	–	–	–	350,000	380,000
莊紹樑	110,000	200,000	130,000	130,000	150,000
周國偉	–	–	–	–	180,000
王維勤	110,000	220,000	140,000	140,000	180,000

(b) 除上文所披露者外，於最後實際可行日期，本公司之董事或總裁沒有於本公司或其任何關聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份及債券中，擁有根據證券及期貨條例第十五節第七及八章須通知本公司及聯交所，或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及聯交所之權益或淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益或淡倉）。

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之本公司股份數目 1.41港元 認購期由 二零零零年 五月八日至 二零零五年 五月七日	1.45港元 認購期由 二零零一年 三月三十日至 二零零六年 三月二十九日	1.17港元 認購期由 二零零三年 四月十八日至 二零零七年 十月十七日	1.84港元 認購期由 二零零三年 十月二日至 二零零八年 十月一日
羅仲榮	1,250,000	1,250,000	–	1,600,000
吳崇安	1,000,000	1,000,000	–	1,600,000
羅仲炳	625,000	625,000	650,000	1,000,000
羅仲煒	625,000	625,000	650,000	1,000,000
梁伯全	–	–	–	–
顧玉興	–	625,000	–	500,000
莊紹樑	–	625,000	–	500,000
周國偉	–	625,000	500,000	600,000
王維勤	–	625,000	–	1,000,000
張定球	–	–	300,000	400,000
呂明華	–	–	250,000	300,000
羅肇強	–	–	250,000	200,000
陳志聰	–	–	–	–

(ii) 關聯公司

董事姓名	所持金山電池普通股份數目	約佔金山電池已發行股本百份比 （百份率）	所持金山電能科技股份有限公司普通股份數目	約佔金山電能科技股份有限公司已發行股本百份比 （百份率）	所持CIHL普通股份數目	約佔CIHL已發行股本百份比 （百份率）	所持GP工業普通股份數目	約佔GP工業已發行股本百份比 （百份率）
羅仲榮	200,000	0.18	–	–	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	100,000	0.08	–	–
羅仲炳	–	–	–	–	–	–	–	–
羅仲煒	80,000	0.07	–	–	–	–	–	–
梁伯全	–	–	–	–	–	–	1,608,000	0.35
顧玉興	141,000	0.13	200,000	0.10	–	–	70,000	0.02
莊紹樑	–	–	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	152,000	0.12	–	–
王維勤	374,000	0.34	100,000	0.05	229,568	0.18	390,000	0.09
張定球	20,000	0.02	–	–	–	–	–	–
呂明華	–	–	–	–	–	–	–	–
羅肇強	–	–	–	–	40,000	0.03	–	–
陳志聰	–	–	–	–	–	–	–	–

1. 責任聲明

本文件載有為遵照上市規則之規定而提供之本公司資料。董事願就本文件所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本文件並無遺漏任何其他重大事實，以致其任何內容有所誤導。

2. 董事權益之披露

(a) 於最後實際可行日期，本公司之董事及總裁於本公司或其任何聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份及債券中，擁有根據證券及期貨條例第十五節第七及八章須通知本公司及聯交所，或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及聯交所之權益及淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益及淡倉）如下：－

(i) 本公司

董事姓名	所持股份數目 個人權益	家族權益	合計權益	約佔本公司已發行股本百份比 （百份率）
羅仲榮	73,701,811	–	73,701,811	13.53
吳崇安	68,771,957	417,000	69,288,957	12.72
羅仲炳	–	3,239,066	3,239,066	0.59
羅仲煒	21,986,518	–	21,986,518	4.04
梁伯全	3,202,581	–	3,202,581	0.59
顧玉興	1,606,780	–	1,606,780	0.30
莊紹樑	474,500	–	474,500	0.09
周國偉	275,000	–	275,000	0.05
王維勤	1,790,081	–	1,790,081	0.33
張定球	1,947,549	–	1,947,549	0.36
呂明華	–	–	–	–
羅肇強	411,081	–	411,081	0.08
陳志聰	–	–	–	–

9. 交易之財務影響

交換事項之主要影響為本金為總額89,968,845港元之票據將從本公司資產負債表中非流動負債消除，而本公司於GP工業之權益仍將維持在交換事項前之相同水平。於交換事項完成後，本公司錄得約未經核實4,700,000港元之損失。除上述外，該交易不會對金山工業集團之流動資金，借貸比率及資產淨值產生重大影響。

10. 其他資料

附錄載有其他資料，敬希垂注。

此致

本公司列位股東　台照

主席兼總裁
羅仲榮
謹啟

二零零四年十一月十日

GP工業於二零零四年三月三十一日之經審核有形資產淨值約為402,800,000坡元。

7. GP工業於交易前後之股權結構

進行交易前，GP工業之現有已發行股本為458,223,443股，其中399,715,443股由本公司持有，相當於GP工業現有已發行股本約87.23%。進行交易後，本公司於GP工業之權益將維持不變，而GP工業繼續為本公司擁有約87.23%權益之附屬公司。

8. 回購之原因

本公司為一間投資控股公司。其主要附屬公司及聯營公司之業務為投資控股，以及製造、推廣及買賣電池、音響設備、裝置電器產品及各種電子產品。

本公司致力透過策略性收購及出售以及整頓金山工業集團現有業務及架構，以達致取得最高股東回報之長遠目標。推行此策略時，本公司於二零零零年轉讓其於金山電池及CIHL之全部權益予GP工業，據此，GP工業成為本公司之主要工業投資工具。本公司繼續奉行此策略，於二零零四年四月，GP工業進一步收購CIHL之權益，CIHL因此成為GP工業之直接附屬公司兼本公司之間接附屬公司。GP工業於過去兩個財政年度均錄得強勁業務及盈利增長。因此，本公司以反映GP工業基本價值之價格回購GP工業股份乃維持其於GP工業之權益之良機，亦符合本公司取得最高股東回報之長遠目標。回購亦顯示本公司對GP工業之業務及前景充滿信心，從而向其業務夥伴、客戶及投資者作出信心保證，鞏固GP工業與他們之關係，長遠而言，此對本公司有利。

董事局相信，買賣協議之條款公平合理，回購亦符合本公司及其股東整體利益。

代價乃根據GP工業之盈利潛力與增長前景及GP工業股份之市值等多項因素經公平磋商釐定。

每股GP工業股份1.07坡元之代價，較(i)緊接買賣協議日期前之交易日新加坡證券交易所所報收市價每股GP工業股份1.00坡元有溢價7%及(ii)緊接買賣協議日期前60個交易日新加坡證券交易所所報平均收市價每股GP工業股份1.025坡元有溢價約 4.4%。

完成

完成於二零零四年十月二十一日緊隨簽訂買賣協議後生效。

5. 關於GP工業之資料

GP工業自一九九五年起於新加坡證券交易所主板上市，並自一九九九年十二月起成為SingEquities Electronics Index成分股。GP工業現時分別持有CIHL及金山電池約65.15%及約49.08%權益。CIHL及金山電池分別於一九九二年及一九九一年於新加坡證券交易所上市，並為Business Times Singapore Regional Index成分股。CIHL主要從事裝置電器產品發展、製造及市場推廣。金山電池從事電池及相關產品發展、製造及市場推廣。

除於CIHL及金山電池之投資外，GP工業亦從事多種產品發展、製造及市場推廣，包括電子產品及部件、汽車配線、電線及音響產品。GP工業為本公司主要工業投資工具，於最後實際可行日期，本公司持有GP工業約87.23%權益。

6. GP工業之財務業績概要

GP工業截至二零零四年三月三十一日止兩個年度之經審核綜合業績概述如下：

	截至三月三十一日止年度	
	二零零三年	二零零四年
	千坡元	千坡元
營業額	321,719	374,545
除税及少數股東權益前溢利	42,817	100,844
除税及少數股東權益後溢利	31,953	82,639

於二零零四年十月二十一日，本公司與WhiteRock訂立買賣協議，據此，WhiteRock同意向本公司出售，而本公司同意從WhiteRock購入相同之23,910,177股GP工業股份，代價為25,583,889坡元（或約119,630,000港元），須於二零零四年十月二十一日後第三個營業日以現金支付。

於二零零四年十月二十七日，本公司已以內部資源全數支付代價25,583,889坡元（或約119,630,000港元）予WhiteRock。

4. 買賣協議

下文為買賣協議之主要條款之概要。

日期

二零零四年十月二十一日

訂約方

賣方 : WhiteRock，專門從事事件主導科技投資之海外基金

買方 : 本公司

據董事作出一切合理查詢後所深知、所得資料及確信，WhiteRock及其最終實益擁有人均與本公司及與本公司及其附屬公司之董事、行政總裁或主要股東及彼等各自之聯繫人士（定義見上市規則）概無關連。於交易前及交易後，WhiteRock於本公司並沒擁有任何股份權益。

轉讓資產

23,910,177股GP工業股份，相當於GP工業現有已發行股本約5.2%。

代價

代價乃根據每股GP工業股份1.07坡元，總額25,583,889坡元（或約119,630,000港元），須於二零零四年十月二十一日後第三個營業日以現金支付。代價自本公司內部資源撥付及已於二零零四年十月二十七日全數支付。

此通函之目的在於提供　閣下有關買賣協議之背景及進一步資料。

2. 背景

於二零零零年十月十二日，本公司就向WhiteRock發行票據訂立認購協議。根據認購協議之條款，票據將於票據發行後五年屆滿之日到期及償還予WhiteRock。票據不設提前贖回選擇權。票據由發行日起按年利率3厘計算利息，利息乃按票據不時之未償還本金額每年累計，如不足一年，則按比例累計。應計利息撥充資本，構成票據本金額一部分。

WhiteRock獲授權利，於票據發行日至到期日（包括首尾兩日）期內任何時間，(i)按換股價每股股份2.60港元全面或局部轉換票據為新股份，惟票據換股價可如下文所述作出修訂；或(ii)按交換價全面或局部交換票據為GP工業股份；或(iii)同時進行(i)及(ii)。

認購協議於二零零零年十月三十一日完成，同日，本公司向WhiteRock發行票據。

於二零零一年二月九日，本公司訂立一份就票據於二零零一年二月九日至二零零二年二月八日期間之換股價由每股股份2.60港元修訂為每股股份2.20港元而作出之協議補充契約。

自發行日以來，WhiteRock概無全面或局部轉換及／或交換任何票據。

3. 交易

於二零零四年十月十九日，本公司接獲WhiteRock之交換通知，據此，WhiteRock行使交換權以按交換價交換票據於二零零四年十月二十一日之全部未償還本金額為GP工業股份。於二零零四年十月二十一日，票據之未償還本金額為89,968,854港元，相當於票據面值80,000,000港元及其被資本化為本金一部份之應付利息9,968,854港元之總和，應付利息包括自票據發行日期二零零零年十月三十一日至二零零四年十月二十一日期內應付利息，票據可按交換價交換為23,910,177股GP工業股份。交換事項於二零零四年十月二十一日生效。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(根據公司條例在香港註冊成立)
(股票代號:40)

董事局
執行董事:
羅仲榮(主席兼總裁)
吳崇安(副主席)
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事:
張定球
呂明華*
羅肇強*
陳志聰*

* 獨立非執行董事

註冊辦事處:
香港新界葵涌
葵榮路30號
金山工業中心
8樓

敬啟者:

須予披露交易—
關於GP工業有限公司之約5.2%股份交易

1. 引言

董事局宣佈於二零零四年十月二十一日,本公司與WhiteRock訂立買賣協議購入23,910,177股GP工業股份,相當於GP工業現有已發行股本約5.2%。

根據上市規則,買賣協議構成本公司之須予披露交易。

「香港聯交所」	指	香港聯合交易所有限公司
「最後實際可行日期」	指	二零零四年十一月八日，即確定此通函之部份資料以刊印此通函之最後可行日期
「上市規則」	指	香港聯交所證券上市規則
「票據」	指	本公司根據認購協議發行為數80,000,000港元之可換股及／或可轉換票據
「買賣協議」	指	日期為二零零四年十月二十一日由WhiteRock與本公司就回購訂立之買賣協議
「證券及期貨修例」	指	證券及期貨條例(香港法例第五百七十一章)
「新加坡證券交易所」	指	新加坡交易所股票交易公司
「股份」	指	本公司每股面值0.50港元之普通股
「新加坡」	指	新加坡共和國
「認購協議」	指	本公司與WhiteRock於二零零零年十月十二日就本公司發行票據所訂立之有條件認購協議，(包括於二零零一年二月九日作出補充之補充協議)，已於二零零零年十月三十一日完成
「交易」	指	交換事項及回購
「WhiteRock」	指	WhiteRock Investments I Limited，於英屬處女群島註冊成立之有限公司
「港元」	指	香港法定貨幣港元
「坡元」	指	新加坡法定貨幣新加坡元
「%」	指	百分比

於本公佈內，除另有註明外，若干新加坡元金額已按1坡元兑4.676港元之匯率換算為港元，僅供參考。該等換算並不代表新加坡元金額可能已或可以按該匯率或任何其他匯率換算為港元，反之亦然。

在本通函中，除文義另有所指外，下列詞語涵義如下：

「董事局」	指	董事局
「回購」	指	WhiteRock根據買賣協議向本公司轉讓23,910,177股GP工業股份
「CIHL」	指	CIH Limited，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業擁有約65.15%之附屬公司
「本公司」	指	金山工業（集團）有限公司，於香港註冊成立之有限公司，其股份於香港聯交所上市
「董事」	指	本公司董事
「交換事項」	指	WhiteRock行使交換權時，本公司向WhiteRock轉讓23,910,177股GP工業股份
「交換價」	指	按匯率1坡元兑4.453港元計算之交換價每股GP工業股份0.845坡元，可根據票據所載作出調整
「交換權」	指	附帶於票據之權利，可全面或局部轉換票據為GP工業股份
「金山工業集團」	指	本公司及其附屬公司
「金山電池」	指	金山電池國際有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業擁有約49.08%之聯營公司
「GP工業」	指	GP工業有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，由本公司擁有約87.23%之附屬公司
「GP工業股份」	指	GP工業每股面值0.20坡元之現有普通股
「香港」	指	中華人民共和國香港特別行政區

目　錄

此乃要件　請即處理

閣下對本通函或應辦之手續如有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業（集團）有限公司股份，閣下應立即將本通函及隨附之代表委任表格送交買主或受讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完備性亦無發表聲明，且表明不會就本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

金山工業（集團）有限公司
Gold Peak Industries (Holdings) Limited

（根據公司條例在香港註冊成立）
（股票代號：40）

須予披露交易－
關於GP工業有限公司之約5.2%股份交易

二零零四年十一月十日